UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: September 11, 2020

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes  ☐            No  ☒

The information contained in this Report on Form 6-K (this “Report”) is incorporated by reference into the Registration Statements on Form S-8, File No. 333-147186, 333-202141 and 333-222002, and the related prospectuses.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three and six month periods ended June 30, 2020 and 2019. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission (“SEC”) and the condensed consolidated financial statements and the accompanying notes included elsewhere in this Report.

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, should be considered forward-looking. These forward looking statements are based on Navios Holdings’ current expectations and observations. Factors that could cause actual results to differ materially include, but are not limited to risks relating to: global and regional economic and political conditions including the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity; demand for seaborne transportation of the products we ship; the ability and willingness of charterers to fulfill their obligations to us; prevailing charter rates; shipyards performing scrubber installations, drydocking and repairs; changing vessel crews and availability of financing; potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it; uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles; our continued ability to enter into long-term time charters; our ability to maximize the use of our vessels; expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra Handymax and Handysize vessels in particular; the aging of our fleet and resultant increases in operations costs; the loss of any customer or charter or vessel; the financial condition of our customers; changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors; increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses; the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions; competitive factors in the market in which Navios Holdings operates; the value of our publicly traded subsidiaries and risks associated with operations outside the United States. Other factors that could cause our actual results to differ from our current expectations and observations include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2019. All forward-looking statements made in this Report speak only as of the date of this document. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Recent Developments

Navios Logistics 2025 Senior Secured Notes

On July 8, 2020, Navios South American Logistics Inc. (“Navios Logistics”) and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Logistics Co-Issuers”) issued $500.0 million in aggregate principal amount of Senior Secured Notes due on July 1, 2025 (the “2025 Senior Secured Notes”), at a fixed rate of 10.75%. The net proceeds from the offering of the Senior Secured Notes were used to satisfy and discharge the indenture governing the Logistics Co-Issuers’ outstanding 7.25% Senior Notes due 2022, to repay all amounts outstanding under the Logistics Co-Issuers’ Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance to be used for general corporate purposes.

Navios Logistics New BBVA Facility

On February 14, 2020, Navios Logistics agreed to the terms of a $25.0 million loan facility (the “New BBVA Facility”) with BBVA, which was drawn on July 8, 2020. The New BBVA Facility was used to repay the existing loan facility with BBVA, which as of June 30, 2020 had an outstanding amount of $11.4 million, and for general corporate purposes. The New BBVA Facility bears interest at a rate of LIBOR (180 days) plus 325 basis points, is repayable in equal quarterly installments with final maturity on March 31, 2022 and is secured by assignments of certain receivables.

Liquidation of Navios Europe (II) Inc. (“Navios Europe II”)

On June 29, 2020, Navios Europe II was liquidated. (Refer to Note 9 included elsewhere in this Report).

Fleet Update

In August 2020, the Company sold to an unrelated third party the Navios Northern Star, a 2005-built Panamax vessel of 75,395 dwt, for a sale price of $7.0 million.

In September 2020, the Company sold to an unrelated third party the Navios Amitie, a 2005-built Panamax vessel of 75,395 dwt, for a sale price of $7.1 million.

Overview

General

Navios Holdings is a global seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain. In August 2019, Navios Holdings sold its ship management division, and the general partnership interests in Navios Partners (except for the incentive distribution rights) and Navios Containers GP LLC (the “Transaction”) to N Shipmanagement Acquisition Corp. and related entities (“NSM” or the “Manager”) affiliated with Company’s Chairman and Chief Executive Officer, Angeliki Frangou. The Company entered into five-year service agreements under which NSM provides technical and commercial management services at a fixed rate of $3,700 per day per vessel until August 2021 and administrative services, reimbursed at allocable cost. See also “Related Party Transactions”. Following the sale of Navios Containers’ general partnership interest, Navios Holdings lost control and deconsolidated Navios Containers from that date onwards. The results of operations of Navios Containers for the period consolidated under Navios Holdings have been reported as discontinued operations for the three and six month periods ended June 30, 2019 presented herein.

Navios Logistics

Navios Logistics a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. Navios Logistics provides its customers with integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of June 30, 2020, Navios Holdings owned 63.8% of Navios Logistics.

Affiliates (not consolidated under Navios Holdings)

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containerships, chartering its vessels under medium to long-term charters. In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50.0 million of Navios Partners’ common units over a two-year period. As of June 30, 2020, Navios Partners repurchased 312,952 common units. As of June 30, 2020 and following the sale of Navios Partners’ general partnership interest (see also Note 3 included elsewhere in this Report), Navios Holdings owned an 18.5% interest in Navios Partners. Incentive distribution rights are held by a consolidated subsidiary of Navios Holdings.

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an affiliate (former subsidiary) of the Company, is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. As of June 30, 2020, Navios Holdings’ owned a 30.5% economic interest in Navios Acquisition.

Navios Maritime Containers L.P. (“Navios Containers”) (NASDAQ: NMCI), a consolidated subsidiary of the Company from November 30, 2018 (date of obtaining control) through August 30, 2019 (date of loss of control), is a growth-oriented international owner and operator of containerships. Navios Containers was formed in April 2017 to take advantage of acquisition and chartering opportunities in the container shipping sector. Following the sale of Navios Containers’ general partnership interest effected on August 30, 2019 (see also Note 3 included elsewhere in this Report), Navios Holdings lost control and deconsolidated Navios Containers from that date onwards. As a result, from August 30, 2019, Navios Containers is not a controlled subsidiary of the Company and the investment in Navios Containers is accounted for under the equity method due to Navios Holdings’ significant influence over Navios Containers. As of June 30, 2020, Navios Holdings had a 3.7% ownership interest in Navios Containers.

Navios Europe II was engaged in the marine transportation industry through the ownership of seven dry bulk and seven containership vessels. Navios Holdings, Navios Acquisition and Navios Partners had voting interests of 50%, 50% and 0%, respectively, and 47.5%, 47.5% and 5% economic interests, respectively, in Navios Europe II. The structure was liquidated in June 2020 (see also Note 14 included elsewhere in this Report).

Fleet

The following is the current Navios Holdings’ “core fleet” employment profile (excluding Navios Logistics). The current “core fleet” consists of 51 vessels totaling 5.6 million deadweight tons and has an average age of 7.7 years. The employment profile of the fleet as of September 7, 2020, is reflected in the tables below. Navios Holdings has currently chartered-out 88.1% of available days for the remaining six months of 2020. Of these available days, 61.8% are chartered-out on fixed rate and 26.3% are chartered-out on index. Although the rates as presented below are based on contractual charter rates, any contract is subject to performance by the counterparties and us.

Owned Fleet. Navios Holdings owns a fleet comprised of four Ultra Handymax vessels, 14 Capesize vessels, 15 Panamax vessels (which includes five vessels under bareboat contracts) and one Handysize vessel.

Vessels	Type	Built	DWT	Charter-out Rate (1)	Profit Share	Expiration Date (2)
Navios Serenity	Handysize	2011	34,690	8,550	No	10/2020
Navios Astra	Ultra Handymax	2006	53,468	8,598	No	11/2020
Navios Ulysses	Ultra Handymax	2007	55,728	—	100% of average Baltic Supramax 58 10TC Index Routes	11/2020
Navios Celestial	Ultra Handymax	2009	58,063	8,438 —	No 100% of average Baltic Supramax 58 10TC Index Routes	09/2020 11/2020
Navios Vega	Ultra Handymax	2009	58,792	—	100% of average Baltic Supramax 58 10TC Index Routes	12/2020
Navios Taurus	Panamax	2005	76,596	10,395 8,759 —	No No 100% of average Baltic Panamax 4TC Index Routes	12/2020 03/2021 07/2021
Navios Asteriks	Panamax	2005	76,801	9,625 8,901 —	No No 100% of average Baltic Panamax 4TC Index Routes	12/2020 03/2021 12/2021
N Amalthia	Panamax	2006	75,318	10,395 9,625 —	No No 100% of average Baltic Panamax 4TC Index Routes	12/2020 12/2021 01/2022
Navios Galileo	Panamax	2006	76,596	10,588 9,721 —	No No 100% of average Baltic Panamax 4TC Index Routes	12/2020 12/2021 01/2022
N Bonanza	Panamax	2006	76,596	9,769 9,096 —	No No 100% of average Baltic Panamax 4TC Index Routes	12/2020 03/2021 12/2021
Navios Avior	Panamax	2012	81,355	—	110% of average Baltic Panamax 4TC Index Routes	11/2022
Navios Centaurus	Panamax	2012	81,472	9,310	No	03/2021
Navios Victory	Panamax	2014	77,095	12,289 —	No 112% of average Baltic Panamax 4TC Index Routes	12/2020 01/2021
Jupiter N	Panamax	2011	93,062	—	95.75% of average Baltic Panamax 4TC Index Routes	12/2020
Rainbow N	Panamax	2011	79,642	9,690	No	09/2020
Navios Stellar	Capesize	2009	169,001	19,605 —	No 99% of Baltic Capesize 5TC Index Routes	09/2020 03/2021
Navios Bonavis	Capesize	2009	180,022	—	102.5% of average Baltic Capesize 5TC Index Routes	10/2020
Navios Happiness	Capesize	2009	180,022	—	100.5% of average Baltic Capesize 5TC Index Routes	03/2021
Navios Phoenix	Capesize	2009	180,242	—	108.5% to 109.75% of average Baltic Capesize 5TC Index Routes	03/2021
Navios Lumen	Capesize	2009	180,661	—	105% of average Baltic Capesize 5TC Index Routes	05/2021
Navios Antares	Capesize	2010	169,059	—	99% of average Baltic Capesize 5TC Index Routes	03/2021
Navios Etoile	Capesize	2010	179,234	—	Spot	—

Vessels	Type	Built	DWT	Charter-out Rate (1)	Profit Share	Expiration Date (2)
Navios Bonheur	Capesize	2010	179,259	—	100.5% of average Baltic Capesize C5 Index Routes	10/2020
Navios Altamira	Capesize	2011	179,165	—	100% of average Baltic Capesize 5TC Index Routes	04/2021
Navios Azimuth	Capesize	2011	179,169	—	102% of average Baltic Capesize 5TC Index Routes	12/2020
Navios Ray	Capesize	2012	179,515	—	107% of average Baltic Capesize 5TC Index Routes	11/2020
Navios Gem	Capesize	2014	181,336	—	125% of average Baltic Capesize 5TC Index Routes	02/2021
Navios Canary	Capesize	2015	180,528	—	120% of average Baltic Capesize 5TC Index Routes	12/2020
Navios Corali	Capesize	2015	181,249	—	122% of average Baltic Capesize 5TC Index Routes	10/2020

Long-term Bareboat-in Fleet in Operation

Vessels	Type	Built	DWT	Charter-out Rate (1)	Purchase Option	Index	Expiration Date (2)
Navios Herakles I	Panamax	2019	82,036	13,234 —	Yes	No 125% of average Baltic Panamax 4TC Index Routes	03/2021 07/2021
Navios Uranus	Panamax	2019	81,516	12,621	Yes	No	09/2022
Navios Galaxy II	Panamax	2020	81,789	13,637 — —	Yes	No 130.5% of average Baltic Panamax 4TC Index Routes 125% of average Baltic Panamax 4TC Index Routes	12/2020 02/2021 01/2023
Navios Felicity I	Panamax	2020	81,946	13,951 —	Yes	No 125% of average Baltic Panamax 4TC Index Routes	09/2020 09/2021
Navios Magellan II	Panamax	2020	82,037	13,600 —	Yes	No 124.375% of average Baltic Panamax 4TC Index Routes	09/2020 01/2023

Long-Term Fleet. In addition to the 34 owned vessels, Navios Holdings controls a fleet of three Capesize, 12 Panamax, one Ultra Handymax, and one Handysize vessels under long-term charter-in contracts, which have an average age of approximately 5.1 years. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for the remaining six months of 2020 is $12,416. We estimate the days of the long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for the remaining six months of 2020 are 2,954 days.

Long-term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option (3)		Charter-out Rate (1)		Expiration Date (2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	8,788		08/2021
Navios Venus	Ultra Handymax	2015	61,339	Yes		—	(5)	11/2020
Navios Marco Polo	Panamax	2011	80,647	Yes		—	(6)	11/2020
Navios Southern Star	Panamax	2013	82,224	Yes		—	(7)	11/2020
Elsa S	Panamax	2015	80,954	No		— 11,069	(8)	09/2020 12/2020
						—	(8)	01/2021
Navios Amber	Panamax	2015	80,994	Yes		—	(8)	03/2021
Navios Sky	Panamax	2015	82,056	Yes		13,595 —	(9)	12/2020 05/2021
Navios Coral	Panamax	2016	84,904	Yes		—	(11)	09/2020
						14,977 —	(11)	12/2020 12/2021
Navios Citrine	Panamax	2017	81,626	Yes		—	(10)	09/2020
						14,136		12/2020
						—	(11)	02/2021
						—	(10)	02/2023
Navios Dolphin	Panamax	2017	81,630	Yes		—	(11)	09/2020
						14,022		12/2020
						—	(11)	01/2021
						—	(10)	12/2022
Mont Blanc Hawk	Panamax	2017	81,638	No		12,176 —	(8)	12/2020 04/2021
Cassiopeia Ocean	Panamax	2018	82,069	No		11,179 —	(8)	12/2020 07/2021
Navios Gemini	Panamax	2018	81,704	No	(15)	14,393		10/2020
Navios Horizon I	Panamax	2019	81,692	No	(15)	12,312 —	(11)	12/2020 09/2021
Navios Koyo	Capesize	2011	181,415	Yes		—	(12)	02/2021
Navios Obeliks	Capesize	2012	181,415	Yes		—	(13)	07/2021
Navios Felix	Capesize	2016	181,221	Yes		—	(14)	05/2021

(1)	Daily rate net of commissions.

(2)	Expected redelivery basis midpoint of full redelivery period.

(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(4)	Navios Holdings holds the initial 50% purchase option on the vessel.

(5)	110% of average Baltic Supramax 58 10TC Index Routes.

(6)	112% of average Baltic Panamax 4TC Index Routes.

(7)	133.75% of average Baltic Panamax 4TC Index Routes.

(8)	115% of average Baltic Panamax 4TC Index Routes.

(9)	113% of average Baltic Panamax 4TC Index Routes.

(10)	122% of average Baltic Panamax 4TC Index Routes
(11)	120% of average Baltic Panamax 4TC Index Routes

(12)	112% of average Baltic Capesize 5TC Index Routes.

(13)	105.5% of average Baltic Capesize 5TC Index Routes.

(14)	122% of average Baltic Capesize 5TC Index Routes.

(15)	Navios Holdings has the right of first refusal and profit sharing on sale of vessel.

Many of Navios Holdings’ current long-term chartered-in vessels are chartered from ship owners with whom Navios Holdings has long-standing relationships. Navios Holdings pays these ship owners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios Holdings a daily rate of hire. Navios Holdings may enter into COAs pursuant to which Navios Holdings has agreed to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Further, Navios Holdings enters into spot market voyage contracts, where Navios Holdings is paid a rate per ton to carry a specified cargo from point A to point B.

Navios Logistics’ Fleet

The following is the current core fleet of Navios Logistics as presented in Navios Logistics’ 6-K for the period ended June 30, 2020 filed with SEC:

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat fleet	27	95,920 BHP	Various Sizes and Horsepower
Dry Barges	268	474,050 DWT	Dry Cargo
Tank Barges	34	110,187 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	332

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
Heman H	2012	1,693	Double-hulled Bunker Vessel
Elena H	2018	4,999	Double-hulled Product Tanker

Total		87,916

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy may lead Navios Holdings to time charter-out many of the vessels that it is operating (i.e., vessels owned by Navios Holdings or which Navios Holdings has taken into its fleet under charters having a duration of more than 12 months) for long-term periods at fixed or floating rates to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows, which it believes, will cushion it against unfavorable market conditions, when the Company deems necessary. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters and COAs.

Generally, these charters, when available, may have the effect of generating Time Charter Equivalents (“TCE”) that are higher than spot employment. The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was $14,077 per day for the six month period ended June 30, 2020. The average long-term charter-in hire rate per vessel was included in the amount of long-term hire included elsewhere in this Report and was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the year; (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the year. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the then-current market. Navios Holdings holds 12 purchase options to acquire chartered- in vessels, and five purchase options to acquire vessels under bareboat contracts.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, Navios Holdings believes that the operating cost advantage (through the fixed cost contracts provided by NSM) of its owned vessels will continue to help mitigate the impact of any declines in freight rates. A reduced freight rate environment also has an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates, available ship financing can also be negatively impacted.

Navios Logistics owns and operates vessels, barges and pushboats located in South America, the largest independent bulk transfer and storage port facility in Uruguay, an upriver liquid port facility located in Paraguay and an upriver grain facility being developed in Brazil. Operating results for Navios Logistics are highly correlated to: (i) South American grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) South American iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Argentine and Paraguayan markets. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations in Navios Logistics could be adversely affected.

Factors Affecting Navios Holdings’ Results of Operations

Navios Holdings believes the principal factors that will affect its future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which its vessels engage in business. In addition our business could be materially and adversely affected by the outbreak of the recent COVID-19 virus. Please read “Risk Factors” included in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC for a discussion of certain risks inherent in its business.

Navios Holdings believes that important measures for analyzing trends in its results of operations include the following:

•

Market Exposure: Navios Holdings manages the size and composition of its fleet by seeking a mix between chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls approximately 5.6 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•

Available days: Available days are the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to major repairs or repairs under guarantee, vessel upgrades, drydocking or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.

•

Fleet utilization: Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period.

•

TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of contracts for the number of available days of the fleet.

•	Equivalent vessels: Equivalent vessels are defined as the available days of the fleet divided by the number of the calendar days in the period.

Voyage and Time Charter

Revenues are driven primarily by the number and type of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	the level of period charter rates;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades; the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. Under a time charter, owners assume no risk for finding business and obtaining and paying for fuel or other expenses related to the voyage, such as port entry fees. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, labor strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Holdings uses TCE rates as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

TCE rate also serves as an industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned fleet is 7.7 years. As Navios Holdings’ fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for each type of charter, management does not identify expenses, profitability or other financial information on a charter-by-charter or type of charter basis. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments: Dry Bulk Vessel Operations and the Logistics Business, following the reclassification of the results of Navios Containers as discontinued operations (see also Note 3 included elsewhere in this Report). The Containers Business became a reportable segment as a result of the consolidation of Navios Containers from November 30, 2018 (date of obtaining control) and ceased to be a reportable segment on August 30, 2019 (date of loss of control). The Dry Bulk Vessel Operations segment consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels and freight. The Logistics Business segment consists of port terminal business, barge business and cabotage business in the Hidrovia region of South America. Navios Holdings measures segment performance based on net income attributable to Navios Holdings’ common stockholders.

For further segment information, please see Note 12 to the Condensed Consolidated Financial Statements included elsewhere in this Report.

Period over Period Comparisons

For the Three Month Period Ended June 30, 2020 Compared to the Three Month Period Ended June 30, 2019

The following table presents consolidated revenue and expense information for the three month periods ended June 30, 2020 and 2019, respectively. This information was derived from the unaudited condensed consolidated statement of comprehensive (loss)/income of Navios Holdings for the respective periods. Following the sale of Navios Containers’ general partnership interest effected on August 30, 2019, Navios Holdings deconsolidated Navios Containers from that date onwards. The results of operations of Navios Containers for the period consolidated under Navios Holdings have been reported as discontinued operations for the three month period ended June 30, 2019 presented herein.

	Three Month Period Ended June 30, 2020	Three Month Period Ended June 30, 2019
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$97,127	$113,511
Administrative fee revenue from affiliates	—	6,318
Time charter, voyage and logistics business expenses	(42,710)	(43,754)
Direct vessel expenses	(26,007)	(25,763)
General and administrative expenses incurred on behalf of affiliates	—	(6,318)
General and administrative expenses	(8,836)	(7,874)
Depreciation and amortization	(18,012)	(20,755)
Interest expense and finance cost, net	(31,418)	(30,163)
Impairment loss/ loss on sale of vessels, net	(8,967)	(18,253)
Gain on bond extinguishment	—	5,712
Other (expense)/income, net	(1,593)	11,449

Loss before equity in net earnings of affiliated companies	$(40,416)	$(15,890)
Equity in net earnings/(losses) of affiliated companies	9,445	(16,779)

Loss before taxes	$(30,971)	$(32,669)
Income tax benefit/(expense)	34	(143)

Net loss from continuing operations	$(30,937)	$(32,812)
Net loss from discontinued operations	—	(3,055)

Net loss	$(30,937)	$(35,867)
Less: Net income attributable to the noncontrolling interest	(4,334)	(564)

Net loss attributable to Navios Holdings common stockholders	$(35,271)	$(36,431)

Set forth below are selected historical and statistical data for the Dry Bulk Vessel Operations segment for each of the three month periods ended June 30, 2020 and 2019 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three Month Period Ended June 30,
	2020	2019
	(unaudited)	(unaudited)
FLEET DATA
Available days	4,536	4,976
Operating days	4,507	4,959
Fleet utilization	99.4%	99.7%
Equivalent vessels	50	55
AVERAGE DAILY RESULTS
Time Charter Equivalent	$7,827	$10,500

During the three month period ended June 30, 2020, there were 440 fewer available days as compared to the same period during 2019 due to (i) a net decrease in available days of owned vessels by 454 days following the sale of three and five of the Company’s vessels in 2020 and 2019, respectively, partially mitigated by the acquisition of two and one vessels in 2020 and 2019, respectively; and (ii) a net increase in charter-in and bareboat-in available days by 14 days.

The average TCE rate for the three month period ended June 30, 2020 was $7,827 per day, which was 25.5% or $2,673 per day lower than the rate achieved in the same period during 2019. This was primarily due to the decline in the freight and time charter market.

Revenue: Revenue from Dry Bulk Vessel Operations for the three month period ended June 30, 2020 was $38.3 million as compared to $52.9 million for the same period during 2019. The decrease of $14.6 million, or 27.6%, in dry bulk revenue was mainly attributable to the decline in freight and time charter market during the periods compared, as well as the decrease in available days, due to the vessels sold and certain charter-in vessels that were redelivered partially mitigated by the delivery of the five bareboat-in vessels.

Revenue from the Logistics Business was $58.8 million for the three month period ended June 30, 2020, as compared to $60.6 million for the same period in 2019. The decrease was mainly attributable to (i) a $4.6 million decrease in revenue from the barge business mainly due to less revenue from time charter contracts and (ii) a $0.6 million decrease in revenue from the cabotage business. The overall decrease was partially mitigated by (i) a $2.1 million increase in revenue from the port terminal business mainly due to higher volumes transshipped in the grain port terminal and (ii) a $1.3 million increase in sales of products due to the increase in the Paraguayan liquid port’s volume of products sold.

Administrative Service Fee from Affiliates/ General and Administrative Expenses incurred on behalf of affiliates: Administrative fee revenue from affiliates was $0 million, for the three month period ended June 30, 2020 and $6.3 million for the three month period ended June 30, 2019 as a result of the Transaction in August 2019.

General and administrative expenses incurred on behalf of affiliates was $0 million, for the three month period ended June 30, 2020, as compared to $6.3 million for the same period in 2019 as a result of the Transaction in August 2019.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $1.1 million, or 2.5%, to $42.7 million for the three month period ended June 30, 2020, as compared to $43.8 million for the three month period ended June 30, 2020.

Time charter and voyage expenses from Dry Bulk Vessel Operations decreased by $3.0 million, or 10.0%, to $26.9 million for the three month period ended June 30, 2020, as compared to $29.9 million for the three month period ended June 30, 2019. This decrease was mainly attributable to a decrease in charter-in and other voyage expenses by $4.7 million; partially mitigated by (i) an increase in off hire and fuel expenses by $0.9 million and (ii) an increase in port expenses by $0.8 million.

Of the total expenses for the three month periods ended June 30, 2020 and 2019, $15.8 million and $13.9 million, respectively, related to Navios Logistics. The increase of $1.9 million in time charter, voyage and Logistics Business expenses related to Navios Logistics was mainly due to (i) a $1.2 million increase in cost of products sold mainly attributable to an increase in the Paraguayan liquid port terminal’s volume of products sold; (ii) a $0.4 million increase in time charter and voyage expenses of the port terminal business mainly due to higher volumes transshipped in the grain and iron ore port terminal; (iii) a $0.2 million increase in time charter and voyage expenses of the barge business; and (iv) a $0.1 million increase in the time charter and voyage expenses of the cabotage business.

Direct Vessel Expenses: Direct vessel expenses increased by $0.2 million, or 0.8%, to $26.0 million for the three month period ended June 30, 2020, as compared to $25.8 million for the three month period ended June 30, 2019.

As of August 30, 2019, following the sale of the management division, NSM provides management services to the Company at a fixed rate of $3,700 per day per vessel. During the three month period ended June 30, 2020 direct vessel expenses from Dry Bulk Vessel Operations consists of (i) management fees amounting to $11.5 million; and (ii) $1.5 million of drydocking and special survey amortization. During the three month period ended June 30, 2019, direct vessel expenses were $11.1 million and consisted of crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Of the total amounts for the three month periods ended June 30, 2020 and 2019, $13.0 million and $14.7 million, respectively, related to Navios Logistics. The decrease of $1.7 million was mainly due to (i) a $1.2 million decrease in direct vessel expenses of the cabotage business; and (ii) $0.5 million decrease in direct vessel expenses of the barge business, mainly due to decreased crew costs.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are comprised of the following:

	Three Month Period Ended June 30, 2020	Three Month Period Ended June 30, 2019
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Dry Bulk Vessel Operations	$5,608	$3,503
Logistics Business	3,228	4,371

General and administrative expenses	$8,836	$7,874

As of August 30, 2019, following the Transaction, NSM provides administrative services to the Company reimbursed at allocable cost. For the three month period ended June 30, 2020, general and administrative expenses under the Administrative Services Agreement, amounted to $2.4 million.

The increase in general and administrative expenses by $0.9 million, or 11.4%, to $8.8 million for the three month period ended June 30, 2020, as compared to $7.9 million for the three month period ended June 30, 2019, was mainly attributable to an increase of $2.1 million in general and administrative expenses in Dry Bulk Vessel Operations; partially mitigated by $1.2 million decrease in general and administrative expenses in Logistics Business.

Depreciation and Amortization: For the three month period ended June 30, 2020, depreciation and amortization decreased by $2.8 million to $18.0 million as compared to $20.8 million for the three month period ended June 30, 2019.

Depreciation expenses related to Dry Bulk Vessel Operations decreased by $2.8 million, or 21.9%, to $10.0 million for the three month period ended June 30, 2020, as compared to $12.8 million for the three month period ended June 30, 2019. This decrease was primarily due to (i) the sale of three and five of the Company’s vessels in 2020 and 2019, respectively; and (ii) the impact of impairment loss recognized in the fourth quarter of 2019 for two of the Company’s vessels; partially mitigated by the acquisition of two and one vessels in 2020 and 2019, respectively. Amortization expenses related to dry bulk operations remained stable at $0.7 million for each of the three month periods ended June 30, 2020 and 2019.

Of the total amount of depreciation and amortization for each of the three month periods ended June 30, 2020 and 2019, $7.3 million related to Navios Logistics. Depreciation and amortization in the port terminal business increased by $0.1 million; partially mitigated by a $0.1 million decrease in the depreciation and amortization in the cabotage business. Depreciation and amortization in the barge business for the three month period ended June 30, 2020 remained stable compared to the same period in 2019.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net increased by $1.2 million, or 4.0%, to $31.4 million for the three month period ended June 30, 2020, as compared to $30.2 million in the same period in 2019. This increase was mainly due to a $2.7 million decrease in interest income of the Dry Bulk Vessel Operations, mainly due to loans provided to Navios Europe I and Navios Europe II in 2019 and the amortization of the premium from the transfer in March 2017 of Navios Holdings’ participation in the Navios Revolving Loans I (as defined herein) to Navios Partners. This increase was partially mitigated by (i) a $0.9 million decrease in interest expense and finance cost, net, of Dry Bulk Vessel Operations, mainly attributable to the repurchase of 2022 Notes (as defined herein); and (ii) a $0.6 million decrease in interest expense and finance cost, net of the Logistics Business.

Impairment loss/ loss on sale of vessels, net: During the three month period ended June 30, 2020, the Company recognized an impairment loss/loss on sale of vessels of $9.0 million relating to the sale of Navios Amitie and Navios Northern Star. During the three month period ended June 30, 2019, the Company recognized an impairment loss/loss on sale of vessels of $20.1 million relating to the sale of Navios Vector, Navios Mercator and Navios Arc, partially mitigated by a gain of $1.8 million relating to the sale of Navios Equator Prosper.

Gain on Bond Extinguishment: During the three month period ended June 30, 2020, no repurchase was effected. During the three month period ended June 30, 2019, Navios Logistics repurchased $4.0 million of the 2022 Notes (as defined herein) in open market transactions for cash consideration of $2.1 million and the Company repurchased $11.0 million in par value of the 2022 Notes for cash consideration of $7.0 million resulting in a total gain on bond extinguishment of $5.7 million, net of deferred fees written-off.

Other (Expense)/Income, Net: Other income, net decreased by $13.0 million, to $1.6 million net expense for the three month period ended June 30, 2020, as compared to $11.4 million net income for the same period in 2019. This decrease was due to a $13.6 million decrease in other income, net of Dry Bulk Vessel Operations; mitigated by a $0.6 million decrease in other expense, net of the Logistics Business.

The decrease in other income, net of Dry Bulk Vessel Operations was mainly due to a $14.7 million decrease in miscellaneous other income, net including income related to extraordinary fees and costs related to regulatory requirements under management agreements; partially mitigated by (i) a $0.5 million decrease in miscellaneous voyage expenses; (ii) a $0.3 million decrease in provision for losses on accounts receivable; (iii) a $0.2 million decrease in taxes other than income taxes; and (iv) a $0.1 million decrease in loss from foreign exchange differences.

The decrease in other expense, net, of the Logistics Business was mainly due to (i) a $1.6 million increase in other income, net in the barge business, mainly due to the decreased taxes other than income taxes, derived from decreased revenues; and (ii) a $0.3 million decrease in other expense, net in the cabotage business; mitigated by a $1.3 million increase in other expense, net in the port terminal business, mainly due to income recorded from an insurance claim during the three month period ended June 30, 2019.

Equity in Net Earnings/(Losses) of Affiliated Companies: Equity in net earnings/(losses) of affiliated companies increased by $26.2 million, to $9.4 million equity in net earnings for the three month period ended June 30, 2020, as compared to $16.8 million equity in net losses for the same period in 2019, mainly due to (i) a $15.4 million increase in equity method income from Navios Acquisition and (ii) $13.5 million other-than-temporary impairment (“OTTI”) loss relating to the investment in Navios Acquisition recognized in the second quarter of 2019; partially mitigated by (i) a $2.0 million decrease in equity method income from Navios Partners; (ii) a $0.6 million decrease in equity method income from Navios Europe II; and (iii) a $0.1 million decrease in equity method income from Navios Containers.

Income Tax Benefit/(Expense): Income tax expense for the three month period ended June 30, 2020 decreased by $0.2 million to a less than $0.1 million benefit for the three month period ended June 30, 2020, as compared to a $0.1 million expense for the same period in 2019. The total change in income tax was attributable to Navios Logistics due to (i) a $0.4 million increase in income tax benefit of the barge business; partially mitigated by a $0.2 million increase in income tax expense in the cabotage business.

Net Loss from Discontinued Operations: Net loss from discontinued operations was $0 million for the three month period ended June 30, 2020 and $3.1 million attributable to the net loss of Navios Containers for the three month period ended June 30, 2019.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased by $3.7 million to $4.3 million net income for the three month period ended June 30, 2020, as compared to $0.6 million net income for the same period in 2019. This increase was mainly attributable to (i) a $2.9 million net loss of the Containers Business for the three month period ended June 30, 2019 and (ii) a $0.8 million increase in net income of the Logistics Business for the three month period ended June 30, 2020, as compared to the same period in 2019.

For the Six Month Period Ended June 30, 2020 Compared to the Six Month Period Ended June 30, 2019

The following table presents consolidated revenue and expense information for the six month periods ended June 30, 2020 and 2019. This information was derived from the unaudited condensed consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Six Month Period Ended June 30, 2020	Six Month Period Ended June 30, 2019
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$188,210	$221,959
Administrative fee revenue from affiliates	—	12,782
Time charter, voyage and logistics business expenses	(89,354)	(91,751)
Direct vessel expenses	(50,738)	(49,302)
General and administrative expenses incurred on behalf of affiliates	—	(12,782)
General and administrative expenses	(15,798)	(15,406)
Depreciation and amortization	(36,088)	(41,980)
Interest expense and finance cost, net	(63,061)	(61,007)
Impairment loss/ loss on sale of vessels, net	(20,215)	(23,784)
Gain on bond extinguishment	11,204	21,374
Other (expense)/income, net	(3,154)	16,758
Impairment of loan receivable from affiliated company	(6,050)	—

Loss before equity in net earnings of affiliated companies	$(85,044)	$(23,139)
Equity in net earnings/(losses) of affiliated companies	3,308	(12,502)

Loss before taxes	$(81,736)	$(35,641)
Income tax benefit/(expense)	73	(548)

Net loss from continuing operations	$(81,663)	$(36,189)
Net loss from discontinued operations	—	(3,294)

Net loss	$(81,663)	$(39,483)
Less: Net income attributable to the noncontrolling interest	(6,883)	(2,252)

Net loss attributable to Navios Holdings common stockholders	$(88,546)	$(41,735)

Set forth below are selected historical and statistical data for the Dry Bulk Vessel Operations segment for each of the six month periods ended June 30, 2020 and 2019 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Six Month Period Ended June 30,
	2020	2019
	(unaudited)	(unaudited)
FLEET DATA
Available days	9,172	10,313
Operating days	9,104	10,271
Fleet utilization	99.3%	99.6%
Equivalent vessels	50	57
AVERAGE DAILY RESULTS
Time Charter Equivalent	$7,451	$10,045

During the six month period ended June 30, 2020, there were 1,141 fewer available days as compared to the same period in 2019, due to (i) a decrease in available days for owned vessels by 971 days mainly due to the sale of three and six of the Company’s vessels in 2020 and 2019, respectively, and (ii) a net decrease in charter-in and bareboat-in available days by 170 days.

The average TCE rate for the six month period ended June 30, 2020 was $7,451 per day, $2,594 per day lower than the rate achieved in the same period in 2019. This was primarily due to the decrease in net available days of the fleet as well as the decline in the freight and time charter market.

Revenue: Revenue from Dry Bulk Vessel operations for the six month period ended June 30, 2020 was $72.6 million, as compared to $105.6 million for the same period in 2019. The decrease in dry bulk revenue was mainly attributable to the decrease in TCE per day by 25.8% to $7,451 per day in the first half of 2020, as compared to $10,045 per day in the same period in 2019.

Revenue from the Logistics Business was $115.6 million for the six month period ended June 30, 2020 as compared to $116.4 million for the same period in 2019. The decrease was mainly attributable to (i) a $4.4 million decrease in revenue from the barge business mainly due to less revenue from time charter contracts; and (ii) a $0.7 million decrease in revenue from the cabotage business. The overall decrease was partially mitigated by a $4.3 million increase in revenue from port terminal business mainly due to an increase in the Paraguayan liquid port’s volumes of products sold and increased storage revenues in the iron ore terminal.

Administrative Fee Revenue From Affiliates/ General and Administrative Expenses incurred on behalf of affiliates: Administrative fee revenue from affiliates was $0 million for the six month period ended June 30, 2020, as compared to $12.8 million for the same period in 2019 as a result of the Transaction in August 2019.

General and administrative expenses incurred on behalf of affiliates was $0 million, for the six month period ended June 30, 2020, as compared to $12.8 million for the same period in 2019 as a result of the Transaction in August 2019.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $2.4 million, or 2.6%, to $89.4 million for the six month period ended June 30, 2020, as compared to $91.8 million for the six month period ended June 30, 2019.

The time charter and voyage expenses from Dry Bulk Vessel Operations decreased by $7.6 million, or 12.2%, to $54.9 million for the six month period ended June 30, 2020, as compared to $62.5 million for the six month period ended June 30, 2019. This decrease was mainly attributable to a decrease in charter-in and other voyage expenses by $9.9 million; partially mitigated by (i) an increase in off hire and fuel expenses by $1.5 million and (ii) an increase in port expenses by $0.8 million.

Of the total amounts of time charter, voyage and logistics business expenses for the six month periods ended June 30, 2020 and 2019, $34.5 million and $29.3 million, respectively, were related to Navios Logistics. The increase in time charter, voyage and logistics business expenses was mainly due to (i) a $2.9 million increase in cost of products sold mainly due to an increase in the Paraguayan liquid port terminal’s volumes of products sold; (ii) a $2.0 million increase in time charter and voyage expenses of the barge business mainly due to higher charter-in expenses; (iii) a $0.6 million increase in time charter and voyage expenses of the port terminal business, mainly due to higher volumes transshipped in the iron ore port terminal. This overall increase was partially mitigated by a $0.3 million decrease in time charter and voyage expenses of the cabotage business mainly due to fewer spot voyages performed.

Direct Vessel Expenses: Direct vessel expenses increased by $1.4 million, or 2.8%, to $50.7 million for the six month period ended June 30, 2020, as compared to $49.3 million for the same period in 2019.

As of August 30, 2019, following the sale of the management division, NSM provides management services to the Company at a fixed rate of $3,700 per day per vessel. During the six month period ended June 30, 2020 direct vessel expenses from Dry Bulk Vessel Operations consists of (i) management fees amounting to $22.5 million and (ii) $3.0 million of drydocking and special survey amortization. During the six month period ended June 30, 2019, direct vessel expenses were $22.0 million and consisted of crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Of the total amounts of direct vessel expenses for the six month periods ended June 30, 2020 and 2019, $25.2 million and $27.3 million, respectively, related to Navios Logistics. The decrease of $2.1 million in direct vessel expenses related to Navios Logistics was mainly attributable to (i) a $1.9 million decrease in the cabotage business, mainly due to decreased crew costs and (ii) a $0.2 million decrease in the barge business mainly due to decreased crew costs.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are comprised of the following:

	Six Month Period Ended June 30, 2020	Six Month Period Ended June 30, 2019
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Dry Bulk Vessel Operations	$9,346	$7,272
Logistics Business	6,452	8,134

General and administrative expenses	$15,798	$15,406

The increase in general and administrative expenses by $0.4 million, or 2.6%, to $15.8 million for the six month period ended June 30, 2020, as compared to $15.4 million for the six month period ended June 30, 2019, was attributable to a $2.1 million increase in general and administrative expenses from Dry Bulk Vessel Operations, partially mitigated by a $1.7 million decrease in general and administrative expenses in the Logistics Business.

Depreciation and Amortization: For the six month period ended June 30, 2020, depreciation and amortization decreased by $5.9 million, or 14.0%, to $36.1 million, as compared to $42.0 million for the same period in 2019.

Depreciation expenses related to Dry Bulk Vessel Operations decreased by $5.7 million, or 22.0%, to $20.2 million for the six month period ended June 30, 2020, as compared to $25.9 million for the six month period ended June 30, 2019. This decrease was primarily due to (i) the sale of three and six of the Company’s vessels in 2020 and 2019, respectively; and (ii) the impairment loss recognized in the fourth quarter of 2020 for two of the Company’s vessels; partially mitigated by the acquisition of two and one vessels in 2020 and 2019, respectively. Amortization expenses related to Dry Bulk Operations remained stable at $1.4 million for each of the six month periods ended June 30, 2020 and 2019.

Of the total amount of depreciation and amortization for the six month periods ended June 30, 2020 and 2019, $14.5 million and $14.7 million, respectively, related to Navios Logistics. The decrease of $0.2 million in depreciation and amortization of the Logistics Business was mainly due to (i) a $0.3 million decrease in the barge business; partially mitigated by a $0.1 million in in the cabotage business. Depreciation and amortization in the port terminal business for the six month period ended June 30, 2020 remained stable compared to the same period in 2019.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net increased by $2.1 million, or 3.4%, to $63.1 million for the six month period ended June 30, 2020, as compared to $61.0 million in the same period in 2019. This increase was mainly due to a $5.5 million decrease in interest income of the Dry Bulk Vessel Operations, related to loans provided to Navios Europe I and Navios Europe II in 2019 and the amortization of the premium from the transfer in March 2017 of Navios Holdings’ participation in the Navios Revolving Loans I (as defined herein) to Navios Partners. This increase was partially mitigated by (i) a $2.2 million decrease in interest expense and finance cost, net, of Dry Bulk Vessel Operations, mainly attributable to the repurchase of 2022 Notes (as defined herein); and (ii) a $1.2 million decrease in interest expense and finance cost, net of the Logistics Business.

Impairment loss/ loss on sale of vessels, net: During the six month period ended June 30, 2020, the Company recognized an impairment loss/loss on sale of vessels of $20.2 million relating to the sale of Navios Star, Navios Kypros, Navios Amitie and Navios Northern Star. During the six month period ended June 30, 2019, the Company recognized an impairment loss/loss on sale of vessels of $25.6 million relating to the sale of Navios Vector, Navios Mercator, Navios Arc and Navios Meridian; partially mitigated by a gain of $1.8 million relating to the sale of Navios Equator Prosper.

Gain on bond extinguishment: During the six month period ended June 30, 2020, the Company repurchased $20.8 million of the 2022 Notes (as defined herein) in open market transactions for cash consideration of $9.4 million resulting in a gain on bond extinguishment of $11.2 million, net of deferred fees written-off. During the six month period ended June 30, 2019, Navios Logistics repurchased $35.5 million of the 2022 Notes (as defined herein) in open market transactions for cash consideration of $17.6 million and the Company repurchased $11.0 million in par value of the 2022 Notes for cash consideration of $7.0 million resulting in a total gain on bond extinguishment of $21.4 million, net of deferred fees written-off.

Other (Expense)/Income, Net: Other income, net decreased by $20.0 million, to $3.2 million net expense for the six month period ended June 30, 2020, as compared to $16.8 million net income for the same period in 2019. This decrease was due to a $21.3 million decrease in other income, net of Dry Bulk Vessel Operations; partially mitigated by a $1.3 million decrease in other expense, net of the Logistics Business.

The decrease in other income, net of Dry Bulk Vessel Operations was mainly due to (i) a $22.2 million decrease in miscellaneous other income, net including income related to extraordinary fees and costs related to regulatory requirements under management agreements; and (ii) a $0.1 million increase in taxes other than income taxes. This decrease was partially mitigated by (i) a $0.7 million decrease in provision for losses on accounts receivable; (ii) a $0.2 million decrease in miscellaneous voyage expenses; and (iii) a $0.1 million decrease in loss from foreign exchange differences.

The decrease in other expense, net of the Logistics Business was mainly due to (i) a $2.1 million decrease in the barge business mainly due to the decreased taxes other than income taxes, derived from decreased revenues, and positive foreign exchange differences; and (ii) a $0.2 million decrease in the cabotage business; mitigated by a $1.0 million increase in the port terminal business, mainly due to income recorded from an insurance claim during the six month period ended June 30, 2019.

Equity in Net Earnings/(Losses) of Affiliated Companies: Equity in net earnings/(losses) of affiliated companies increased by $15.8 million to $3.3 million equity in net earnings for the six month period ended June 30, 2030, as compared to $12.5 million equity in net losses of affiliated companies for the same period in 2019, mainly due to (i) a $15.5 million increase in equity method income from Navios Acquisition; (ii) a $13.5 million OTTI loss relating to the investment in Navios Acquisition recognized in the second quarter of 2019; (iii) a $0.1 million increase in equity method income from Navios Containers. The overall increase was partially mitigated by (i) a $6.7 million OTTI loss relating to the investment in Navios Europe II recognized in the first quarter of 2020; (ii) a $5.4 million decrease in equity method income from Navios Partners; and (iii) a $1.2 million decrease in equity method income from Navios Europe II.

Income Tax Benefit/(Expense): Income tax benefit for the six month period ended June 30, 2020 increased by $0.6 million to a $0.1 million benefit for the six month period ended June 30, 2020, as compared to a $0.5 million expense for the same period in 2019. The total change in income tax was attributable to Navios Logistics due to (i) a $0.9 million increase in income tax benefit in the barge business; and (ii) a $0.3 million increase in income tax expense of the cabotage business.

Net Loss from Discontinued Operations: Net loss from discontinued operations was $3.3 million attributable to the net loss of Navios Containers, for the six month period ended June 30, 2019.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased by $4.6 million to $6.9 million for the six month period ended June 30, 2020, as compared to $2.3 million for the same period in 2019. This increase was mainly attributable to (i) a $3.2 million net loss of the Containers Business for the six month period ended June 30, 2019 and (ii) a $1.4 million increase in net income of the Logistics Business for the six month period ended June 30, 2020, as compared to the same period in 2019.

Impairment of Loan Receivable from Affiliated Company: Impairment of loan receivable from Navios Europe II amounting to $6.0 million was recognized during the six month period ended June 30, 2020.

Non-Guarantor Subsidiaries

Our non-guarantor subsidiaries accounted for $115.6 million, or 61.4% and $58.8 million, or 60.6%, of our revenue for the six and three month periods ended June 30, 2020, respectively, $12.1 million net income and $7.6 million net income of our total net loss for the six and three month periods ended June 30, 2020, respectively, $42.3 million and $22.6 million of our Adjusted EBITDA for the six and three month periods ended June 30, 2020, respectively, $964.0 million, or 45.6%, of our total assets and $569.7 million, or 27.9%, of our total liabilities, in each case, for the six month period ended as of June 30, 2020. Our non-guarantor subsidiaries accounted for $181.9 million, or 63.3% and $94.3 million, or 64.1%, of our revenue for the six and three month periods ended June 30, 2019, respectively (including $65.5 million and $33.7 million revenue from discontinued operations for the six and three month periods ended June 30, 2019, respectively), $9.1 million net income and $5.9 million net income, of our $41.7 million net loss and $36.4 million net loss for the six and three month periods ended June 30, 2019, respectively, $70.9 million, or 75.6% and $36.6 million, or 118.8% of our Adjusted EBITDA for the six and three month periods ended June 30, 2019, respectively, $1,456.2 million, or 49.6%, of our total assets and $849.8 million, or 34.4%, of our total liabilities, in each case, for the six month period ended and as of June 30, 2019. Our non-guarantor subsidiaries accounted for $973.9 million, or 45.4%, of our total assets and $571.2 million, or 28.8%, of our total liabilities, in each case, as of December 31, 2019.

Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, issuances of debt securities and borrowings under bank credit facilities. Main uses of funds have been refinancings of outstanding debt, capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, and expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards. Navios Holdings may from time to time, subject to restrictions under its debt and equity instruments, including limitations on dividends and repurchases under its preferred stock, depending upon market conditions and financing needs, use available funds to refinance or repurchase its debt in privately negotiated or open market transactions, by tender offer or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Holdings deems appropriate (which may be below par) and subject to Navios Holdings cash requirements for other purposes, compliance with the covenants under Navios Holdings’ debt agreements, and other factors management deems relevant. In addition, we regularly review solutions for refinancing our outstanding indebtedness and opportunities for acquisition of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. Generally, our sources of funds may be from cash flows from operations, long-term borrowings and other debt or equity financings, proceeds from asset sales and proceeds from sale of our stake in our investments. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms, to meet our liquidity needs. See “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Holdings for the three month periods ended June 30, 2020 and 2019.

	Six Month Period Ended June 30, 2020	Six Month Period Ended June 30, 2019
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$5,530	$42,676
Net cash used in investing activities	(56,545)	(44,705)
Net cash provided by/(used in) financing activities	27,360	(26,669)

Decrease in cash and cash equivalents and restricted cash	(23,655)	(28,698)
Cash and cash equivalents and restricted cash, beginning of period	78,727	150,774

Cash and cash equivalents and restricted cash, end of period	$55,072	$122,076

Cash provided by operating activities for the six month period ended June 30, 2020 as compared to the six month period ended June 30, 2019:

Net cash provided by operating activities decreased by $37.2 million to $5.5 million of cash used in operating activities for the six month period ended June 30, 2020, as compared to $42.7 million of cash provided by operating activities for the six month period ended June 30, 2019. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $59.0 million gain for the six month period ended June 30, 2020, which consisted mainly of the following adjustments: $36.1 million of depreciation and amortization, a $20.2 million impairment loss/loss on sale of vessels, $6.0 million of impairment loss in relation to our loan receivable from Navios Europe II, $5.0 million of amortization of deferred drydock expenses, $3.7 million of amortization of deferred finance fees, $0.7 million relating to share-based compensation and $0.6 million provision for losses on accounts receivable. These adjustments were partially offset by a $11.2 million gain on bond extinguishment, $2.0 million movement in losses in affiliates, net of dividends received and $0.1 million movement in income taxes.

The net cash inflow resulting from the change in operating assets and liabilities of $28.2 million for the six month period ended June 30, 2020 resulted from a $22.9 million decrease in receivable from affiliates, a $19.2 million increase in payable to affiliates, a $8.1 million increase in accounts payable, a $5.8 million increase in accrued expenses and a $1.7 million increase in deferred income.

These were partially mitigated by a $14.1 million of drydock and special survey costs, a $5.2 million increase in prepaid expenses and other assets, a $4.6 million decrease in operating lease liabilities, a $3.9 million increase in inventories, a $1.3 million decrease in accrued interest payable to affiliate companies, $0.3 million increase in accounts receivables and a $0.1 million decrease in other long term liabilities.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $88.8 million gain for the six month period ended June 30, 2019, which consisted mainly of the following adjustments: $59.1 million of depreciation and amortization, a $23.8 million impairment loss/loss on sale of vessels, net, $5.8 million of amortization of deferred drydock expenses, $4.2 million of amortization of deferred finance fees, $1.5 million relating to share-based compensation, a $14.5 million movement in earnings in affiliates, net of dividends received, a $0.8 million provision for losses on accounts receivable, $0.5 million movement in income taxes. These adjustments were partially mitigated by a $21.4 million gain on bond extinguishment.

The net cash outflow resulting from the change in operating assets and liabilities of $6.6 million for the six month period ended June 30, 2019 resulted from a $10.2 million decrease in accrued expenses, a $7.0 million decrease in net payables to affiliates, mainly consisted of management fees, administrative fees, drydocking, ballast water treatment system and other expenses prepaid by the affiliates according to our management agreements, a $6.9 million payment for drydock and special survey costs, a $3.8 million increase in accounts receivable, a $1.5 million decrease in operating lease liabilities, and a $0.6 million decrease in prepaid expenses and other assets. These were partially mitigated by a $13.3 million decrease in inventories, a $9.5 million increase in accounts payables, a $0.4 million increase in deferred income and a $0.2 million increase in other long term liabilities.

Cash used in investing activities for the six month period ended June 30, 2020 as compared to the six month period ended June 30, 2019:

Cash used in investing activities was $56.5 million for the six month period ended June 30, 2020 as compared to $44.7 million for the same period in 2019.

Cash used in investing activities for the six months ended June 30, 2020 for Dry Bulk Vessel Operations was the result of (i) $96.5 million in payments made by the Company for acquisition of/additions to vessels; (ii) $2.1 million payments as deposits for options to acquire vessels under bareboat contracts; (iii) $23.1 million of proceeds from sale of Navios Star, Navios Hios and Navios Kypros; (iv) $18.6 million proceeds from loan repayment from affiliated company and (v) $2.9 million dividends received from Navios Acquisition.

Cash used in investing activities for the six months ended June 30, 2020 for the Logistics Business was the result of (i) $1.7 million in payments for the purchase of fixed assets; (ii) $0.5 million in payments for the construction of Navios Logistics’s two new tanks in its liquid port terminal; and (iii) $0.4 million in payments for the construction of Navios Logistics’ six new liquid barges, partially mitigated by $0.1 million in collections of Navios Logistics’ note receivable.

Cash used in investing activities for the six month period ended June 30, 2019 for Dry Bulk Vessel Operations was the result of (i) $12.5 million payments as deposits for options to acquire vessels under bareboat contracts; (ii) a $4.0 million loan to Navios Europe I; (iii) $1.2 million in payments made by the Company for the purchase of other fixed assets; (iv) $0.3 million in payments made by the Company for additions to vessels; (v) $25.2 million of proceeds from the sale of Navios Vector, Navios Equator Prosper and Navios Meridian; and (vi) $2.9 million dividends received from Navios Acquisition.

Cash used in investing activities for the six month period ended June 30, 2019 for the Logistics Business was the result of $1.2 million in payments for the purchase of fixed assets, partially mitigated by $0.1 million in collections of Navios Logistics’ note receivable.

Cash used in investing activities for the six month period ended June 30, 2019 for the Containers Business was the result of $53.7 million in payments relating to acquisition of vessels.

Cash provided by financing activities for the six month period ended June 30, 2020 as compared to cash used in financing activities for the six month period ended June 30, 2019:

Cash provided by financing activities was $27.4 million for the six month period ended June 30, 2020, as compared to $26.7 million cash used in financing activities for the same period in 2019.

Cash provided by financing activities for the six months ended June 30, 2020 for the Dry Bulk Vessel Operations was the result of (i) $66.8 million of proceeds from Navios Holdings’s long term debt (net of deferred financing cost of $1.2 million); (ii) $31.5 million of proceeds from loan payable to affiliate companies; (iii) $31.5 million of repayments of loan payable to affiliate companies; (iv) $13.8 million of payments made in connection with the Company’s outstanding indebtedness and (v) $9.4 million of payments for the repurchase of the 2022 Notes.

Cash used in financing activities for the six months ended June 30, 2020 for the Logistics Business was the result of (i) $9.9 million dividend paid to the noncontrolling shareholders; (ii) $4.1 million of payments in connection with the Company’s outstanding indebtedness; and (iii) $2.2 million in payments for the repayment of Navios Logistics’ notes payable.

Cash used in financing activities for the six month period ended June 30, 2019 for the Dry Bulk Vessel Operations was the result of (i) $33.7 million of payments made in connection with the Company’s outstanding indebtedness; (ii) $10.0 million payments relating to the redemption of preferred stock; (iii) $7.0 million payments for the repurchase of senior notes; and (iv) $4.0 million proceeds from long-term loans.

Cash used in financing activities for the six month period ended June 30, 2019 for the Logistics Business was the result of (i) $17.6 million in payments for the acquisition of 2022 Notes (as defined herein); and (ii) $7.6 million of payments made in connection with the Navios Logistics’ outstanding indebtedness.

Cash used in financing activities for the six month period ended June 30, 2019 for the Containers Business was the result of (i) $77.9 million of payments made in connection with Navios Containers’ outstanding indebtedness; (ii) $1.9 million of Navios Containers’ debt issuance costs; and (iii) $125.0 million of new loan proceeds to refinance Navios Containers’ existing credit facility relating to one containership.

Adjusted EBITDA: EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA represents EBITDA before stock based compensation. We use Adjusted EBITDA as liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) deferred finance charges and gains/(losses) on bond and debt extinguishment; (v) (provision)/recovery for losses on accounts receivable; (vi) equity in affiliates, net of dividends received; (vii) payments for drydock and special survey costs; (viii) noncontrolling interest; (ix) gain/ (loss) on sale of assets/ subsidiaries/businesses, on loss of control and bargain gain; (x) unrealized (loss)/gain on derivatives; (xi) loss on sale and reclassification to earnings of available-for-sale securities; and (xii) impairment charges. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures and meet working capital requirements. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are:

Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) Adjusted EBITDA does not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA Reconciliation to Cash from Operations

	Three Month Period Ended
	June 30, 2020	June 30, 2019
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$7,012	$24,353
Net decrease in operating assets	(5,931)	(7,603)
Net (increase)/ decrease in operating liabilities	(17,324)	10,420
Net interest cost	31,418	34,276
Deferred finance charges	(1,905)	(2,335)
Provision for losses on accounts receivable	(167)	(240)
Equity/(Loss) in affiliates, net of dividends received	8,829	(4,234)
Payments for drydock and special survey	8,314	2,794
Net income attributable to the noncontrolling interest	(4,334)	(564)
Impairment loss/ loss on sale of vessels, net	(8,967)	(18,253)
Gain on bond extinguishment	—	5,712
Impairment loss on investment in affiliate	—	(13,543)

Adjusted EBITDA	$16,945	$30,783

	Six Month Period Ended
	June 30, 2020	June 30, 2019
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$5,530	$42,676
Net (decrease)/increase in operating assets	(9,933)	7
Net increase in operating liabilities	(32,392)	(281)
Net interest cost	63,061	68,673
Deferred finance charges	(3,733)	(4,192)
Provision for losses on accounts receivable	(575)	(816)
Equity/(Loss) in affiliates, net of dividends received	8,680	(994)
Payments for drydock and special survey	14,129	6,917
Net income attributable to the noncontrolling interest	(6,883)	(2,252)
Impairment loss/ loss on sale of vessels, net	(20,215)	(23,784)
Gain on bond extinguishment	11,204	21,374
Impairment loss on investment in affiliate	(6,650)	(13,543)
Impairment of loan receivable from affiliated company	(6,050)	—

Adjusted EBITDA	$16,173	$93,785

Adjusted EBITDA for the three month period ended June 30, 2020 was $16.9 million as compared to $30.8 million for the same period of 2019. The $13.9 million decrease in Adjusted EBITDA was primarily due to (i) a $16.4 million decrease in revenue, (ii) a $13.1 million decrease in other income, net; (iii) a $9.8 million of EBITDA in the three month period ended June 30, 2019 from consolidating Navios Containers; (iv) a $5.7 million decrease in gain on bond extinguishment; (v) a $3.7 million increase in net income attributable to the noncontrolling interest; (vi) a $1.4 increase in general and administrative expenses; and (vii) a $0.3 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs). This overall decrease of $50.4 million was partially offset by (i) a $26.1 million increase in equity in net earnings from affiliated companies, (ii) a $9.3 million decrease in impairment losses on sale of vessels; and (iii) a $1.1 million decrease in time charter, voyage and logistics business expenses.

Adjusted EBITDA for the six month period ended June 30, 2020 was $16.2 million as compared to $93.8 million for the same period in 2019. The $77.6 million decrease in Adjusted EBITDA was primarily due to (i) a $33.8 million decrease in revenue, (ii) a $21.8 million of EBITDA in the first half of 2019 from consolidating Navios Containers; (iii) a $20.0 million decrease in other income, net; (iv) a $10.2 million decrease in gain on bond extinguishment; (v) a $6.0 million impairment loss of loan receivable from Navios Europe II; (vi) a $4.6 million increase in net income attributable to the noncontrolling interest; (vii) a $1.7 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); and (viii) a $1.3 million increase in general and administrative expenses. This overall decrease of $99.4 million was partially offset by (i) a $15.8 million increase in equity in net earnings from affiliated companies; (ii) a $3.6 million decrease in impairment losses on sale of vessels; and (iii) $2.4 million decrease in time charter, voyage and logistics business expenses.

Navios Containers Reconciliation of EBITDA to Cash from Operations

Three Month Period Ended	June 30, 2019
(in thousands of U.S. dollars)	(unaudited)
Net cash provided by operating activities	$6,418
Net decrease in operating assets	(1,209)
Net decrease in operating liabilities	269
Net interest cost	4,113
Deferred finance charges	(267)
Payments for drydock and special survey costs	467

EBITDA	$9,791

Six Month Period Ended	June 30, 2019
(in thousands of U.S. dollars)	(unaudited)
Net cash provided by operating activities	$6,381
Net increase in operating assets	2,656
Net decrease in operating liabilities	2,287
Net interest cost	7,666
Deferred finance charges	(326)
Payments for drydock and special survey costs	3,174

EBITDA	$21,838

Long-Term Debt Obligations and Credit Arrangements

Secured Credit Facilities

As of June 30, 2020, the Company had secured credit facilities with various banks with a total outstanding balance of $108.2 million. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 2.75% to 3.25% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from June 2021 to November 2022. See also the maturity table included below.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2022 Senior Secured Notes (as defined herein), the 2022 Notes (as defined herein) and the 2024 Notes (as defined herein). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on charter-free valuations, ranging from over 120% to 135%, (ii) minimum liquidity up to a maximum of $30.0 million, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been amended for a specific period to increase the covenant levels for the applicable net total debt divided by total assets maintenance covenants, as defined in each senior secured credit facility, to a maximum of 90%.

As of June 30, 2020, the Company was in compliance with all of the covenants under each of its credit facilities.

2022 Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305.0 million of 11.25% Senior Notes due 2022 (the “2022 Senior Secured Notes”), at a price of 97%.

The 2022 Senior Secured Notes are secured by a first priority lien on certain capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios GP L.L.C., Navios Acquisition, Navios Logistics and Navios Containers, as well as by the vessel Navios Azimuth. The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios Logistics.

The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes.

The Co-Issuers have the option to redeem the 2022 Senior Secured Notes in whole or in part, at any time at par.

Upon occurrence of certain change of control events, the holders of the 2022 Senior Secured Notes may require the Co-Issuers to repurchase some or all of the 2022 Senior Secured Notes at 101% of their face amount. The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Senior Secured Notes includes customary events of default. The Co-Issuers were in compliance with the covenants as of June 30, 2020.

2022 Notes

On November 29, 2013, the Co-Issuers completed the sale of $650.0 million of 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). During 2018, the Company repurchased $35.7 million in par value of the 2022 Notes for cash consideration of $28.8 million. During 2019, Navios Logistics repurchased $35.5 million in par value of the 2022 Notes in open market transactions for cash consideration of $17.6 million. During 2019, the Company repurchased $81.2 million in par value of the 2022 Notes for cash consideration of $50.7 million. During the three month period ended June 30, 2020, there were no repurchases. During the six month period ended June 30, 2020, the Company repurchased $20.8 million in par value of the 2022 Notes for cash consideration of $9.4 million resulting in a gain on bond extinguishment of $11.2 million, net of deferred fees written-off. During the three and six month periods ended June 30, 2019, gain on bond extinguishment amounted to $5.7 million and $21.4 million, respectively, net of deferred fees written-off. (Refer to Note 9 included elsewhere in this Report).

The 2022 Notes are senior obligations of the Co-Issuers and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. In June 2017, Navios Ionian and Navios Horizon were released from the 2022 Notes and replaced by the Navios Galileo. In March 2018, Navios Herakles was released from the 2022 Notes and replaced by the Navios Equator Prosper. In July 2018, Navios Achilles was released from the 2022 Notes and replaced by the Navios Primavera. In December 2018 and in March 2019, Navios Magellan and Navios Meridian, respectively, were released from the 2022 Notes and the total proceeds of $14.0 million were restricted in an escrow account and considered as a cash collateral. In May 2019 and June 2019, Navios Equator Prosper, Navios Vector and the cash collaterals in escrow accounts were released from the 2022 Notes and replaced by the N Bonanza and N Amalthia and the total proceeds of $7.4 million were restricted in an escrow account and considered as cash collateral. In July 2019 and August 2019, Navios Arc and Navios Mercator, respectively, were released from the 2022 Notes. In August 2019, the cash collateral in escrow accounts were released from the 2022 Notes and replaced by Navios Victory. In September 2019, Navios Primavera was released from the 2022 Notes and the total proceeds of $10.1 million were restricted in escrow accounts and considered as cash collateral. In November 2019, Navios Victory and the cash collateral in escrow accounts were released and replaced by the Navios Northern Star, Navios Taurus and Navios Serenity. In the first half of 2020, Navios Hios, Navios Kypros and Navios Star were released from the 2022 Notes and were replaced by Navios Amitie, Jupiter N and $0.4 million of cash collateral retained as trust monies in an escrow account. In August 2020 and September 2020, the Navios Northern Star and the Navios Amitie were released from the 2022 Notes and were replaced by $15.3 million of cash collateral retained as trust monies in an escrow account. Currently, the 2022 Notes are secured by 17 drybulk vessels and $15.6 million of cash collateral retained as trust monies in an escrow account. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries, other than Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C.

The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the Co-Issuers have the option to redeem the 2022 Notes in whole or in part at par.

Upon occurrence of certain change of control events, the holders of the 2022 Notes may require the Co-Issuers to repurchase some or all of the 2022 Notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Notes includes customary events of default. The Co-Issuers were in compliance with the covenants as of June 30, 2020.

2024 Notes

On March 21, 2019, Navios Holdings issued $4.7 million of 9.75% Senior Notes due 2024 (the “2024 Notes”) as an exchange for a total of 10,930 Series H shares which were validly tendered as of that date (Refer to Note 10 to the unaudited condensed consolidated financial statements included in this Report).

On April 21, 2019, Navios Holdings issued $3.9 million of the 2024 Notes as an exchange for a total of 8,841 Series G shares which were validly tendered as of that date. (Refer to Note 10 to the unaudited condensed consolidated financial statements included in this Report).

The 2024 Notes are Navios Holdings’ senior unsecured general obligations and rank senior in right of payment to any of Navios Holding’s existing and future debt that expressly provides that it is subordinated to the 2024 Notes, pari passu in right of payment with all of Navios Holding’s existing and future senior obligations, structurally subordinated in right of payment to the obligations of Navios Holding’s subsidiaries, and effectively subordinated in right of payment to any existing and future obligations of Navios Holdings that are secured by property or assets that do not secure the 2024 Notes, including the 2022 Senior Secured Notes and the 2022 Notes, to the extent of the value of any such property and assets securing such other obligations. The 2024 Notes are not guaranteed by any of Navios Holdings’ subsidiaries.

The indenture governing the 2024 Notes does not contain restrictive covenants but does include customary events of default.

Navios Holdings has the option to redeem the 2024 Notes, in whole or in part, at any time, at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued interest.

NSM Loan

On August 29, 2019, Navios Holdings entered into a secured loan agreement of $141.8 million (including post-closing adjustments) with Navios Shipmanagement Holdings Corporation (“NSM Loan”). As of June 30, 2020, the total outstanding balance of this facility amounted to $97.7 million, including $0.8 million of accrued interest. Please see also Note 9 included elsewhere in this Report.

$50.0 million NSM Loan

In June 2020, Navios Holdings entered into a secured loan agreement with Navios Shipmanagement Holdings Corporation (“$50.0 million NSM Loan”) for a loan of up to $50.0 million to be used for general corporate purposes. As of June 30, 2020, the total outstanding balance of this facility amounted to $31.5 million, including $0 million of accrued interest. Please see also Note 9 included elsewhere in this Report.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) issued $375.0 million in aggregate principal amount of 2022 Logistics Senior Notes due on May 1, 2022 (the “2022 Logistics Senior Notes”), at a fixed rate of 7.25%. The 2022 Logistics Senior Notes were redeemed in full on July 16, 2020 at 100% of their face amount, plus accrued and unpaid interest to the redemption date with the proceeds of the Logistics Co-Issuer’s $500.0 million 10.750% Senior Secured Notes due 2025 (the “2025 Logistics Senior Notes”). Please see also Note 16 included elsewhere in this Report.

The Logistics Co-Issuers were in compliance with the covenants as of June 30, 2020.

Sale and Leaseback Agreements

In the first quarter of 2020, the Company entered into two sale and leaseback agreements of $68.0 million in total, with unrelated third parties for the Navios Canary and the Navios Corali (the “Sale and Leaseback Agreements”). Navios Holdings has no purchase obligation to acquire the vessels at the end of the lease term, however, it is reasonably certain that respective purchase options will be exercised and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the Sale and Leaseback Agreements as a financial liability.

The Sale and Leaseback Agreements are repayable by 144 consecutive monthly payments of approximately $0.2 million each, commencing as of January 2020 and March 2020, respectively. As of June 30, 2020, the outstanding balance under the Sale and Leaseback Agreements of the Navios Canary and Navios Corali was $65.7 million in total. The agreements mature in the fourth quarter of 2031 and first quarter of 2032, respectively, with a balloon payment of $0.8 million per vessel on the last repayment date.

The Sale and Leaseback Agreements have no financial covenants.

Navios Logistics

On February 14, 2020, Navios Logistics agreed to the terms of a $25.0 million loan facility (the “New BBVA Facility”) with BBVA, which was drawn on July 8, 2020. The New BBVA Facility was used to repay the existing loan facility with BBVA, which as of June 30, 2020 had an outstanding amount of $11.4 million, and for general corporate purposes. The New BBVA Facility bears interest at a rate of LIBOR (180 days) plus 325 basis points, is repayable in equal quarterly installments with final maturity on March 31, 2022 and is secured by assignments of certain receivables.

As of June 30, 2020, Navios Logistics had long-term loans and notes payable, including the Term Loan B Facility and the BBVA Facility, with a total outstanding balance of $138.9 million. The purpose of the facilities was to finance the construction of its dry port terminal, the acquisition of vessels, or for general corporate purposes. The facilities are mainly denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 3.15% to 4.75% per annum. The facilities are repayable in installments and have maturities ranging from August 2020 to November 2024. See also the maturity table included below. See also “Contractual Obligations”.

During the six month period ended June 30, 2020, the Company in relation to its secured credit facilities paid, $14.6 million related to scheduled repayment installments and $5.6 million related to the prepayment of one of Navios Holdings’ credit facilities. During the six month period ended June 30, 2020 the proceeds from the Sale and Leaseback Agreements for Navios Holdings were $66.9 million, net of deferred finance fees.

The annualized weighted average interest rates of the Company’s total borrowings for the three and six month periods ended June 30, 2020 were 7.48% and 7.50%, respectively. The annualized weighted average interest rates of the Company’s total borrowings for the three and six month periods ended June 30, 2019 were 7.72% and 7.73%, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of June 30, 2020, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities. The tables do not give effect to the repayment of the 2022 Logistics Senior Notes and Navios Logistics’ Term Loan B Facility with the proceeds of the 2025 Senior Secured Notes in July 2020.

Payment due by period	Amounts in millions of U.S. dollars
June 30, 2021 (incl. total accrued interest $0.8 million of NSM Loan & $50.0 million NSM Loan)	$71.4
June 30, 2022	1,050.2
June 30, 2023	381.8
June 30, 2024	46.3
June 30, 2025	19.8
June 30, 2026 and thereafter	38.0

Total	$1,607.5

Contractual Obligations:

		June 30, 2020
		Payment due by period (Amounts in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt (1)	$1,607.5	$71.4	$1,432.0	$66.1	$38.0
Operating Lease Obligations (Time Charters) for vessels in operation (3)	371.2	101.5	138.7	75.5	55.5
Acquisition of six liquid barges (4)	13.6	2.3	5.2	6.1	—
Construction of two new tanks	1.1	0.7	0.4	—	—
Rent Obligations (2)	0.9	0.7	0.2	—	—
Land lease agreements (2)	25.5	0.6	1.1	1.1	22.7

Total	$2,019.8	$177.2	$1,577.6	$148.8	$116.2

(1)

The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.75% to 3.25% per annum. The amount does not give effect to the repayment of the 2022 Senior Secured Notes, the 2022 Notes, the 2024 Notes, the NSM Loan, the $50.0 million NSM Loan, the 2022 Logistics Senior Notes, the Term Loan B Facility with the proceeds of the 2025 Navios Logistics Senior Secured Notes and the Navios Logistics Notes Payable. The expected interest payments are: $126.7 million (less than 1 year), $109.1 million (1-3 years), $5.4 million (3-5 years) and $6.5 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, currently applicable effective interest rates and margins as of June 30, 2020, timing of scheduled payments and the term of the debt obligations.

(2)

Navios Logistics has several lease agreements with respect to its operating port terminals and various offices. Following the sale of the management division effected on August 30, 2019 Navios Holdings has no office lease obligations (see also Note 9 included elsewhere in this Report). See also Item 4.B. “Business Overview — Facilities” in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC.

(3)	Represent total amount of lease payments on an undiscounted basis.
(4)

Represents principal payments of the future remaining obligation for the acquisition of six liquid barges, which bear interest at fixed rate. The amounts in the table exclude expected interest payments of $1.1 million (less than 1 year), $1.5 million (1-3 years), $0.6 million (3-5 years) and nil (more than 5 years). Expected interest payments are based on the terms of the shipbuilding contract for the construction of these barges.

Refer to “Related Party Transactions” for the Navios Partners Guarantee (as defined herein), not reflected in the table above.

Working Capital Position

On June 30, 2020, Navios Holdings’ current assets totaled $137.9 million, while current liabilities excluding operating lease liabilities, current portion, totaled $201.0 million, resulting in a negative working capital position of $63.1 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during the next 12 months from September 11, 2020 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and be in a positive working capital position through September 11, 2021. While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.

Capital Expenditures

In December 2017, Navios Holdings agreed to charter-in, under a ten-year bareboat contract, from an unrelated third party the Navios Galaxy II, a newbuilding bulk carrier vessel of 81,789 dwt. On March 30, 2020 Navios Holdings took delivery of the Navios Galaxy II. As of June 30, 2020, the total amount of $6.7 million, including deposits of $5.4 million representing the option to acquire this vessel, expenses and interest, is presented under the caption “Other long-term assets”.

In January 2018, Navios Holdings agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party the Navios Herakles I and the Navios Uranus, two newbuilding bulk carriers of 82,036 dwt and 81,516 dwt, respectively. On August 28, 2019 Navios Holdings took delivery of the Navios Herakles I. On November 28, 2019 Navios Holdings took delivery of the Navios Uranus. As of June 30, 2020, the total amount of $14.1 million, including deposits of $11.1 million representing the option to acquire these vessels, expenses and interest, is presented under the caption “Other long-term assets”.

In April 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Felicity I, a newbuilding bulk carrier of 81,946 dwt. On January 17, 2020, Navios Holdings took delivery of the Navios Felicity I. As of June 30, 2020, the total amount of $7.2 million, including deposits of $5.6 million representing the option to acquire this vessel, expenses and interest, is presented under the caption “Other long-term assets”.

Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Magellan II, a newbuilding bulk carrier of 82,037 dwt. On May 15, 2020, Navios Holdings took delivery of the Navios Magellan II. As of June 30, 2020, the total amount of $7.5 million, including deposits of $5.8 million representing the option to acquire this vessel, expenses and interest, is presented under the caption “Other long-term assets”.

Navios Logistics

On November 21, 2019, Navios Logistics entered into a shipbuilding contract, for the construction of six liquid barges for a total consideration of $17.1 million. Pursuant to this agreement, Navios Logistics has secured the availability of credit for up to 75% of the purchase price, and up to a five-year repayment period starting from the delivery of each vessel. The barges are expected to be delivered starting from the fourth quarter of 2020 through the first quarter of 2021. As of June 30, 2020, Navios Logistics had paid $4.4 million for the construction of these barges, which are included within “Other long-term assets”. The amount included capitalized interest of $0.3 million as of June 30, 2020.

As of June 30, 2020, Navios Logistics had paid $0.5 million for the construction of two new tanks in its liquid port terminal.

On November 12, 2018, Navios Logistics acquired approximately 3.5 hectares of undeveloped land located in the Port Murtinho region, Brazil. Navios Logistics plans to develop this land for its port operations. As of June 30, 2020, Navios Logistics had paid $2.1 million for the land acquisition and capitalized expenses for the development of its port operations in Port Murtinho region, Brazil.

Dividend Policy

In November 2015, Navios Holdings announced that the Board of Directors decided to suspend the quarterly dividend to its common stockholders in order to conserve cash and improve its liquidity. In February 2016, in furtherance of its efforts to reduce its cash requirements, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H, until market conditions improve. The Board of Directors and Navios Holdings’ management believe such a decision is in the best long-term interests of the Company and its stakeholders. The Board of Directors will reassess the Company’s distribution policy as the environment changes. The reinstatement, declaration and payment of any further dividend remains subject to the discretion of the Board of Directors and will depend on, among other things, market conditions, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its equity instruments, credit agreements, indentures and other debt obligations and such other factors as the Board of Directors may deem advisable.

Concentration of Credit Risk

Accounts receivable

Concentration of credit risk with respect to accounts receivables is limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the six month period ended June 30, 2020, two customers accounted for 21.1% and 11.5%, respectively, of the Company’s revenue, who are the same customers who accounted for more than 10% of the Company’s revenue from continuing operations for the six month period ended June 30, 2019.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a time charter for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or if the charterer exercises certain termination rights or otherwise. Our customers may terminate a charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter. The customer may terminate the charter because the vessel has been subject to seizure for more than a specified number of days. Charterers may also go bankrupt or fail to perform their obligations under the contracts, they may delay payments or suspend payments altogether, they may terminate the contracts prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the contracts.

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits in excess of government-provided insurance limits. Navios Holdings also reduces exposure to credit risk by dealing with a diversified group of major financial institutions.

Effects of Inflation

Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. In addition, the Company considered various factors in assessing the impact of Argentina’s highly inflationary economy on Navios Logistics, among which, the sales, the financing arrangements, the working capital, the employee salaries and taxes. The Company does not consider inflation to be a significant risk factor to the cost of doing business in the foreseeable future as the functional currency of the Company’s Argentinian subsidiary is the U.S. dollar.

Off-Balance Sheet Arrangements

As of June 30, 2020, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to less than $0.1 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. As of June 30, 2020, Navios Partners has submitted one claim under this agreement to the Company. As of June 30, 2020 and December 31, 2019, the outstanding balance of the claim was $10.0 million. The final settlement of the amount due will be made at specific dates in accordance with a signed letter of agreement between the parties.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

On July 22, 2016, Navios Logistics guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by Navios Logistics) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $0.8 million and $0.5 million, respectively.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary of Navios Logistics) of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2021.

Related Party Transactions

Sale of Management: In August 2019, Navios Holdings sold its ship management division, the general partnership interests in Navios Partners (except for the incentive distribution rights) and Navios Containers GP LLC to NSM, affiliated with Company’s Chairman and Chief Executive Officer, Angeliki Frangou. The Company received aggregate consideration of $20.0 million (including assumption of liabilities) and five-year service agreements under which NSM provides technical and commercial management services at a fixed rate of $3,700 per day per vessel until August 2021 which will increase thereafter by 3% annually, unless otherwise agreed, and administrative services, reimbursed at allocable cost. As a result of the Transaction the Company, is a holding company owning dry bulk vessels and various investments in entities owning maritime and infrastructure assets. NSM owns all entities providing ship management services and employs all associated people. NSM owns the general partner interests in Navios Containers and Navios Partners. The Company simultaneously entered into a secured credit facility with NSM whereby the Company agreed to repay NSM a loan of $141.8 million (including post-closing adjustments). See also “NSM Loan” below.

Office rent: The Company had entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria, Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria and Infraco Limited, all of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provided for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Report, Navios Holdings has no office lease obligations.

Management fees: Prior to the sale of the management division effected on August 30, 2019, Navios Holdings provided commercial and technical management services to the owned vessels of Navios Partners, Navios Acquisition and Navios Containers for certain contracted daily fixed fees under the existing management agreements. Drydocking and special survey expenses were reimbursed at cost. In addition, Navios Holdings provided commercial and technical management services to Navios Europe I’s and Navios Europe II’s owned vessels which under the management agreements in place were reimbursed at cost. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Report, these services are provided by NSM. For the three and six month periods ended June 30, 2019, certain extraordinary fees and costs related to regulatory requirements under the management agreements in place amounted to $3.8 million and $7.8 million, respectively, and are presented under the caption “Other (expense)/income, net”. Total management fees for the three and six month periods ended June 30, 2019 amounted to $54.1 million $109.8 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Following the sale of the management division effected on August 30, 2019, outlined in Note 3 and pursuant to a management agreement dated August 29, 2019 (the “Management Agreement”), NSM provides commercial and technical management services to Navios Holdings’ vessels. The term of this agreement is for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by NSM is a daily fee of $3,700 per day per owned vessel. This rate is fixed until August 2021 and will increase thereafter by 3% annually, unless otherwise agreed. The fee for the ship management services provided by NSM is a daily fee of $25 per day per chartered-in vessel. Drydocking expenses under this agreement will be reimbursed by Navios Holdings at cost. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Management Agreement is terminated on or before August 29, 2024. Total management fees for the three month periods ended June 30, 2020 and 2019 amounted to $11.5 million and $0 million, respectively and are presented under the caption “Direct vessel expenses”. Total management fees for the six month periods ended June 30, 2020 and 2019 amounted to $22.5 million and $0 million, respectively and are presented under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. As of June 30, 2020, Navios Partners has submitted one claim under this agreement to the Company. As of June 30, 2020 and December 31, 2019, the outstanding balance of the claim was at $10.0 million for both periods. The final settlement of the amount due will be made at specific dates, in accordance with a signed letter of agreement between the parties.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provided administrative services to Navios Partners, Navios Acquisition, Navios Containers, Navios Europe I and Navios Europe II. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Report, these services are provided by NSM. Total general and administrative fees for the three and six month periods ended June 30, 2019 amounted to $6.3 million and $12.8 million, respectively.

Navios Holdings provided administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021, pursuant to its existing terms. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Report, these services are provided by NSM. Total general and administrative fees for the three and six month periods ended June 30, 2020 amounted to $0.3 million and $0.6 million, respectively. ($0.3 million and $0.6 million for the three and six month periods ended June 30, 2019, respectively, and have been eliminated upon consolidation).

Following the sale of the management division effected on August 30, 2019, outlined in Note 3 and pursuant to an administrative services agreement dated August 29, 2019 ( “Administrative Services Agreement”), NSM provides administrative services to Navios Holdings. NSM is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Administrative Services Agreement is terminated on or before August 29, 2024. Total general and administrative expenses attributable to this agreement for the three month periods ended June 30, 2020 and 2019 amounted to $2.4 million and $0 million, respectively. Total general and administrative expenses attributable to this agreement for the six month periods ended June 30, 2020 and 2019 amounted to $4.6 million and $0 million, respectively.

Balance due to/from affiliates (excluding Navios Europe I and Navios Europe II): Balance due to NSM as of June 30, 2020 amounted to $24.9 million (December 31, 2019: $4.0 million due from NSM). Balance due to Navios Partners as of June 30, 2020 amounted to $10.0 million (December 31, 2019: $10.0 million) in relation to the Navios Partners Guarantee. Balance due from Navios Acquisition as of June 30, 2020 amounted to $1.5 million and related to declared dividend (December 31, 2019: $1.5 million).

As of June 30, 2020 the balance mainly consisted of management fees, payments to NSM in accordance with the Management Agreement and other amounts in connection with dry-dock, ballast water treatment system and special survey of our vessels. An amount of $8.9 million accrued under the Management Agreement is included under the caption “Accrued expenses and other liabilities”.

Omnibus agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliates to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of June 30, 2020, Navios Holdings had not exercised any part of that option.

Sale of vessels and sale of rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognized the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and deferred recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain was amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain was accelerated in the event that (i) the vessel was subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners was reduced. In connection with the public offerings of common units by Navios Partners and the sale of Navios Partners general partnership interest effected on August 30, 2019, referred in Note 3 included elsewhere in this Report, a pro rata portion of the deferred gain was released to income upon dilution of the Company’s ownership interest in Navios Partners. As of January 1, 2020, the unamortized deferred gain of $6.3 million was recorded as other adjustments within retained earnings. For the three month periods ended June 30, 2020 and 2019, Navios Holdings recognized $0 million and $0.3 million, respectively, of the deferred gain in “Equity in net earnings/(losses) of affiliated companies” and for the six month periods ended June 30, 2020 and 2019, Navios Holdings recognized $0 million and $0.7 million, respectively, of the deferred gain in “Equity in net earnings/(losses) of affiliated companies”.

Balance due from Navios Europe I: Following the liquidation, the balance due from Navios Europe I amounted to $0 million. As a result of this liquidation, Navios Holdings received the outstanding receivable of $13.4 million, in December 2019.

The Navios Revolving Loans I and the Navios Term Loans I earned interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis. There were no covenant requirements or stated maturity dates.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners had made available to Navios Europe II revolving loans of up to $43.5 million to fund the Navios Revolving Loans II. In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million (see Note 14 included elsewhere in this Report).

On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the Junior Loan II for $5.0 million. Navios Europe II owned seven container vessels and seven drybulk vessels.

On May 14, 2020, an agreement was reached to liquidate Navios Europe II before its original expiration date. The transaction was completed on June 29, 2020.

As a result of this liquidation, Navios Holdings received the total outstanding balance due from Navios Europe II, representing the Navios Revolving Loans II, the Navios Term Loans II and accrued interest thereof directly owed to Navios Holdings, previously presented under the captions “Due from affiliate companies” and “Loans receivable from affiliate companies” and acquired two Panamax vessels of Navios Europe II (see Note 4 included elsewhere in this Report).

Following the Liquidation of Navios Europe II, the balance due from Navios Europe II as of June 30, 2020 was $0 million. As of December 31, 2019, Navios Holdings’ balance due from Navios Europe II, amounted to $20.7 million, which included the net current receivable amount mainly consisting of $13.2 million, of accrued interest income earned under the Navios Revolving Loans II (as defined in Note 14) and the net non-current amount receivable of $7.6 million related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 14 included elsewhere in this Report). The outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $16.9 million as of December 31, 2019, under the caption “Loan receivable from affiliate companies”.

The Navios Revolving Loans II and the Navios Term Loans II earned interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and were repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There were no covenant requirements or stated maturity dates.

The decline in the fair value of the investment during the first quarter of 2020 was considered as other-than-temporary and, therefore, a loss of $6.0 million was recognized and included in the accompanying condensed consolidated statements of comprehensive (loss)/income for the six month period ended June 30, 2020, as “Impairment of loan receivable from affiliated company”. The fair value was determined based on the liquidation value of Navios Europe II, including the individual fair values assigned to the assets and liabilities of Navios Europe II.

Secured credit facility with Navios Logistics: On April 25, 2019, Navios Holdings entered into a secured credit facility of $50.0 million with Navios Logistics to be used for general corporate purposes, including the repurchase of 2022 Notes. This credit facility is secured by (i) any 2022 Notes purchased by Navios Holdings with these funds and (ii) equity interests in five subsidiaries of the Company that have entered into certain bareboat contracts. The credit facility was available in multiple drawings, included an arrangement fee of $0.5 million, a fixed interest rate of 12.75% for the first year and a fixed interest rate of 14.75% for the second year, payable annually. The secured credit facility includes negative covenants substantially similar to the 2022 Notes and customary events of default. In December 2019, Navios Holdings and Navios Logistics agreed to increase the amount by $20.0 million and amended the interest rate of the whole facility to 12.75% or 10.0% if certain conditions are met. Following the satisfaction of those conditions in July 2020, the credit facility matures in December 2024 and the interest rate is 10.0%. As of June 30, 2020, the amount of $70.0 million was drawn under this facility of which $18.7 million was used to acquire the 2022 Notes from Navios Logistics and the remaining amount was used to repurchase 2022 Notes.

On June 25, 2020, Navios Holdings and Navios Logistics amended the secured credit facility with Navios Logistics to allow a portion of the total interest payable to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Navios Logistics and paid Navios Logistics $2.3 million in satisfaction of the interest payable in respect of this facility.

NSM Loan: On August 29, 2019, Navios Holdings entered into a secured credit facility of $141.8 million (including post-closing adjustments) with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM. In general, the amount owed reflects the excess of (i) the liabilities of the ship management business (including liabilities for advances previously made by affiliates to the Company for ongoing operating costs, including technical management services, supplies, dry-docking and related expenses) other than liabilities the assumption of which forms part of the consideration for the Transaction over (ii) the short term assets of the ship management business. The Company’s obligations under the NSM Loan are guaranteed by substantially the same subsidiaries that guarantee the 2022 Notes and secured by assets of the Company that do not secure the Ship Mortgage Notes or the Company’s 11.25% Senior Secured Notes due 2022. The credit facility is repayable over a five-year period; of the initial amount, $47.0 million was repayable in 2020 in equal quarterly installments, with the remaining principal repayment in equal quarterly installments over the following 48 months. In certain cases, principal payments can be deferred provided that no more than $20.0 million of deferral may be outstanding during the first or second year and $10.0 million outstanding in the third year. The loan agreement provides for interest at 5% annually, and 7% annually for deferred principal amounts. During December 2019, Navios Holdings repaid the amount of $13.4 million under the terms of this facility. During June 2020, Navios Holdings repaid the amount of $31.5 million under the terms of this facility.

As of June 30, 2020, the outstanding balance was $96.9 million (December 31, 2019: $128.4 million) and the accrued interest was $0.8 million (December 31, 2019: $2.2 million). Of the outstanding amount and accrued interest, $5.8 million is included in “Current portion of loan payable to affiliate companies”. The outstanding balance was further decreased to $78.4 million as of August 14, 2020.

$50.0 million NSM Loan: In June 2020, the Company entered into a secured loan agreement with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM for a loan of up to $50.0 million to be used for general corporate purposes. The terms and conditions of the secured loan agreement were approved by a Special Committee of the Board of Directors comprised of independent directors. The loan agreement will be repayable in up to 18 equal consecutive quarterly installments. Principal payments that fall due during the first year following the initial drawdown may be deferred, at the Company’s election, in whole or in part. The loan agreement provides for interest at a rate of 5% annually (and 7% annually for deferred principal amounts). As of June 30, 2020, the outstanding balance was $31.5 million (December 31, 2019: $0 million) and the accrued interest was $0 million (December 31, 2019: $0 million). In August 2020, the Company drew the remaining $18.5 million.

The Company’s obligations under the $50.0 million NSM Loan are guaranteed by first priority security interests in a vessel, as well as pledge of certain First Priority Ship Mortgage Notes due 2022 owned by Navios Holdings and 104,069 common units in Navios Containers and second priority pledge in respect of 2022 Notes owned by Navios Holdings.

Navios Logistics’ Shareholders Agreement: On November 19, 2019, Navios Holdings entered into a shareholder agreement with Peers Business Inc. granting certain protections to minority shareholders in certain events.

Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks.

Interest Rate Risk

Debt Instruments — On June 30, 2020 and December 31, 2019, Navios Holdings had a total of $1,607.5 million and $1,581.8 million, respectively, of long-term indebtedness. All of the Company’s debt is U.S. dollar-denominated. The 2022 Senior Secured Notes, the 2022 Notes, the 2024 Notes, the NSM Loan, the 2022 Logistics Senior Notes and one Navios Logistics’ loan discussed in “Liquidity and Capital Resources” bear interest at a fixed rate; the balance of Navios Holdings’ debt bears interest at a floating rate.

Changes in interest rates for our floating-rate loan facilities would affect their interest rate and related interest expense. As of June 30, 2020, the outstanding amount of the Company’s floating rate loan facilities was $312.7 million. A change in the LIBOR rate of 100 basis points would change interest expense for the six months ended June 31, 2020 by $1.6 million. The interest rate on the 2022 Senior Secured Notes, the 2022 Notes, the 2024 Notes, the NSM Loan, the $50.0 million NSM Loan, the 2022 Logistics Senior Notes and one Navios Logistics’ loan is fixed and, therefore, changes in interest rates affect their fair value, which as of June 30, 2020 was $910.1 million, but do not affect their related interest expense.

For a detailed discussion of Navios Holdings’ debt instruments refer to the section “Long-Term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Risk

Foreign Currency: In general, the shipping industry is a U.S. dollar dominated industry. Revenue is set mainly in U.S. dollars, and 79.5% of Navios Holdings’ expenses are also incurred in U.S. dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at June 30, 2020 would change net income by $0.3 million for the six months ended June 30, 2020.

Charter Rate Risks

See “Charter Policy and Industry Outlook” for our approach and managing charter rate risk.

Critical Accounting Policies

Navios Holdings’ interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

Investments in Equity Securities

Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners and Navios Containers and evaluated its investment in Navios Europe II for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of such companies, and (iii) the intent and ability of the Company to retain its investment in these companies for a period of time sufficient to allow for any anticipated recovery in fair value. (see also Note 14 included elsewhere in this Report).

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this Report.

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	June 30, 2020 (unaudited)	December 31, 2019 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	7, 12	$54,014	$77,991
Restricted cash	7, 8, 12	1,058	736
Accounts receivable, net		53,122	51,932
Due from affiliate companies	9	1,460	14,614
Inventories		14,570	10,489
Prepaid expenses and other current assets		13,699	12,239

Total current assets		137,923	168,001

Vessels, port terminals and other fixed assets, net	4	1,298,997	1,276,514
Long-term receivable from affiliate companies	7, 9	—	5,328
Loan receivable from affiliate companies	7, 9	—	24,495
Investments in affiliates	7, 9, 14	63,498	64,352
Other long-term assets		88,343	75,670
Operating lease assets	15	265,460	264,005
Intangible assets other than goodwill	5	101,367	104,154
Goodwill	12	160,336	160,336

Total non-current assets		1,978,001	1,974,854

Total assets		$2,115,924	$2,142,855

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$29,541	$21,673
Accrued expenses and other liabilities		57,350	51,180
Deferred income and cash received in advance	9	9,454	8,854
Operating lease liabilities, current portion	15	78,975	87,103
Due to affiliate companies	9	34,944	6,353
Current portion of loan payable to affiliate companies	6, 7, 9	5,820	24,715
Current portion of long-term debt, net	6, 7	63,912	25,395

Total current liabilities		279,996	225,273

Senior and ship mortgage notes, net	6, 7	1,152,942	1,170,679
Long-term debt, net of current portion	6, 7	245,703	236,635
Loan payable to affiliate companies, net of current portion	6, 7, 9	123,404	105,823
Other long-term liabilities and deferred income	9	705	5,958
Operating lease liabilities, net of current portion	15	231,265	226,329
Long-term payable to affiliate companies	7, 9	—	5,000
Deferred tax liability		7,556	8,133

Total non-current liabilities		1,761,575	1,758,557

Total liabilities		2,041,571	1,983,830

Commitments and contingencies	8	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 23,032 and 23,242 issued and outstanding as of June 30, 2020 and December 31, 2019, respectively.	10	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 13,466,174 and 13,360,356 issued and outstanding as of June 30, 2020 and December 31, 2019, respectively.	10	1	1
Additional paid-in capital		642,419	641,765
Accumulated deficit		(680,177)	(597,916)

Total Navios Holdings stockholders’ (deficit)/ equity		(37,757)	43,850

Noncontrolling interest		112,110	115,175

Total stockholders’ equity		74,353	159,025

Total liabilities and stockholders’ equity		$2,115,924	$2,142,855

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Notes	Three Month Period Ended June 30, 2020	Three Month Period Ended June 30, 2019	Six Month Period Ended June 30, 2020	Six Month Period Ended June 30, 2019
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	12	$97,127	$113,511	$188,210	$221,959
Administrative fee revenue from affiliates	9, 12	—	6,318	—	12,782
Time charter, voyage and logistics business expenses	9	(42,710)	(43,754)	(89,354)	(91,751)
Direct vessel expenses	9	(26,007)	(25,763)	(50,738)	(49,302)
General and administrative expenses incurred on behalf of affiliates	9	—	(6,318)	—	(12,782)
General and administrative expenses	9	(8,836)	(7,874)	(15,798)	(15,406)
Depreciation and amortization	4, 5, 12	(18,012)	(20,755)	(36,088)	(41,980)
Interest expense and finance cost, net	12	(31,418)	(30,163)	(63,061)	(61,007)
Impairment loss/ loss on sale of vessels, net	4	(8,967)	(18,253)	(20,215)	(23,784)
Gain on bond extinguishment	6	—	5,712	11,204	21,374
Other (expense)/income, net	11, 14	(1,593)	11,449	(3,154)	16,758
Impairment of loan receivable from affiliated company		—	—	(6,050)	—

Loss before equity in net earnings of affiliated companies		(40,416)	(15,890)	(85,044)	(23,139)

Equity in net earnings/(losses) of affiliated companies	9, 12, 14	9,445	(16,779)	3,308	(12,502)

Loss before taxes		$(30,971)	$(32,669)	$(81,736)	$(35,641)

Income tax benefit/(expense)		34	(143)	73	(548)

Net loss from continuing operations		$(30,937)	$(32,812)	$(81,663)	$(36,189)

Net loss from discontinued operations		—	(3,055)	—	(3,294)

Net loss		$(30,937)	$(35,867)	$(81,663)	$(39,483)

Less: Net income attributable to the noncontrolling interest		(4,334)	(564)	(6,883)	(2,252)

Net loss attributable to Navios Holdings common stockholders		$(35,271)	$(36,431)	$(88,546)	$(41,735)

(Loss)/Income attributable to Navios Holdings common stockholders, basic and diluted from continuing operations		$(36,555)	$(15,092)	$(90,958)	$1,337

Loss attributable to Navios Holdings common stockholders, basic and diluted from discontinued operations		$—	$(3,055)	$—	$(3,294)

Loss attributable to Navios Holdings common stockholders, basic and diluted	13	$(36,555)	$(18,147)	$(90,958)	$(1,957)

Basic and diluted (loss)/earnings per share attributable to Navios Holdings common stockholders from continuing operations		(2.83)	(1.24)	(7.06)	0.11

Basic and diluted loss per share attributable to Navios Holdings common stockholders from discontinued operations		—	(0.25)	—	(0.27)

Basic and diluted loss per share attributable to Navios Holdings common stockholders		$(2.83)	$(1.49)	$(7.06)	$(0.16)

Weighted average number of shares, basic and diluted	13	12,901,880	12,219,750	12,882,235	12,219,817

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Six Month Period Ended June 30, 2020	Six Month Period Ended June 30, 2019
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net loss		$(81,663)	$(39,483)
Adjustments to reconcile net loss to net cash provided by operating activities:
Non-cash adjustments		58,997	88,802
Decrease /(increase) in operating assets		9,933	(7)
Increase in operating liabilities		32,392	281
Payments for drydock and special survey costs		(14,129)	(6,917)

Net cash provided by operating activities		5,530	42,676

INVESTING ACTIVITIES:
Acquisition of investments in affiliates	14	—	(8)
Acquisition of/additions to vessels	4	(96,573)	(54,029)
Deposits for vessels, port terminals and other fixed assets acquisitions	4	(1,250)	—
Deposits for option to acquire vessels	8	(2,099)	(12,452)
Loans from/(to) affiliate companies	9	18,629	(4,000)
Proceeds from lease receivable		79	113
Proceeds from sale of assets		23,078	25,170
Purchase of property, equipment and other fixed assets	4	(1,328)	(2,418)
Dividends received from affiliate companies	14	2,919	2,919

Net cash used in investing activities		(56,545)	(44,705)

FINANCING ACTIVITIES:
Repurchase of preferred stock	10	—	(10,009)
Repayment of long-term debt and payment of principal	6	(20,111)	(119,138)
Repurchase of senior notes	6	(9,443)	(24,690)
Repayment of loan payable to affiliate companies	9	(31,500)	—
Proceeds from loan payable to affiliate companies	9	31,500	—
Proceeds from long-term loans, net of deferred finance fees	6	66,862	127,171
Dividends paid to noncontrolling shareholders		(9,948)	—
Issuance of capital surplus		—	(3)

Net cash provided by/ (used in) financing activities		27,360	(26,669)

Decrease in cash and cash equivalents and restricted cash		(23,655)	(28,698)

Cash and cash equivalents and restricted cash, beginning of period		78,727	150,774

Cash and cash equivalents and restricted cash, end of period		$55,072	$122,076

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$62,040	$70,698
Cash paid for income taxes		$186	$298
Non-cash investing and financing activities
Acquisition of/additions to vessels		(986)	—
Accrued interest income on loan receivable from affiliate company		$—	$(1,734)
Accrued interest expense payable to affiliate company		$—	$583
Issuance of senior secured notes in exchange of preferred stock	10	$—	$8,626
Discontinued operations:
Net cash provided by operating activities of discontinued operations		$—	$6,381
Net cash used in investing activities of discontinued operations		$—	$(53,707)
Net cash provided by financing activities of discontinued operations		$—	$45,289

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total Navios Holdings’ Stockholders’ (Deficit)/Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2019	23,242	$—	13,360,356	$1	$641,765	$(597,916)	$43,850	$115,175	$159,025
Net loss	—	—	—	—	—	(53,275)	(53,275)	2,549	(50,726)
Conversion of convertible preferred stock to common stock (Note 10)	(210)	—	22,712	—	—	—	—	—	—
Stock-based compensation expenses (Note 10)	—	—	84,336	—	333	—	333	—	333
Other adjustments in Retained Earnings	—	—	—	—	—	6,285	6,285	—	6,285
Dividends paid to Noncontrolling Shareholders	—	—	—	—	—	—	—	(9,948)	(9,948)

Balance March 31, 2020 (unaudited)	23,032	$—	13,467,404	$1	$642,098	$(644,906)	$(2,807)	$107,776	$104,969

Net loss	—	—	—	—	—	(35,271)	(35,271)	4,334	(30,937)
Cancellation of shares (Note 10)	—	—	(1,230)	—	—	—	—	—	—
Stock-based compensation expenses (Note 10)	—	—	—	—	321	—	321	—	321

Balance June 30, 2020 (unaudited)	23,032	$—	13,466,174	$1	$642,419	$(680,177)	$(37,757)	$112,110	$74,353

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2018	46,302	$—	12,843,414	$1	$686,671	$(434,739)	$251,933	$269,747	$521,680
Net loss	—	—	—	—	—	(5,304)	(5,304)	1,688	(3,616)
Tender Offer — Redemption of preferred stock (Note 10)	(10,930)	—	—	—	(26,297)	16,365	(9,932)	—	(9,932)
Stock-based compensation expenses (Note 10)	—	—	151,515	—	731	—	731	—	731
Issuance of capital surplus	—	—	(1,123)	—	(3)	—	(3)	—	(3)

Balance March 31, 2019 (unaudited)	35,372	$—	12,993,806	$1	$661,102	$(423,678)	$237,425	$271,435	$508,860

Net loss	—	—	—	—	—	(36,431)	(36,431)	564	(35,867)
Tender Offer — Redemption of preferred stock (Note 9)	(8,841)	—	—	—	(21,271)	12,568	(8,703)	—	(8,703)
Conversion of convertible preferred stock to common stock (Note 10)	(1,309)	—	140,059	—	—	—	—	—	—
Stock-based compensation expenses (Note 10)	—	—	—	—	742	—	742	—	742
Cancellation of shares (Note 10)	—	—	(59)	—	—	—	—	—	—

Balance June 30, 2019 (unaudited)	25,222	$—	13,133,806	$1	$640,573	$(447,541)	$193,033	$271,999	$465,032

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE: NM) is a global seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. Navios Logistics provides its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of June 30, 2020, Navios Holdings owned 63.8% of Navios Logistics.

Navios Containers

Navios Maritime Containers L.P. (“Navios Containers”) (NASDAQ: NMCI) is a growth vehicle dedicated to the container sector of the maritime industry. Navios Maritime Containers Inc. registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”.

On November 30, 2018, Navios Maritime Containers Inc. was converted into a limited partnership. In connection with the conversion, Navios Maritime Containers GP LLC, a Republic of the Marshall Islands limited liability company and wholly-owned subsidiary of Navios Holdings, was admitted as Navios Containers’ general partner. As of that date, as a result of holding the general partner interest, Navios Holdings obtained control over Navios Containers and consequently the results of operations of Navios Containers were consolidated under Navios Holdings. Following the sale of Navios Containers’ general partnership interest effected on August 30, 2019, referred to in Note 3, Navios Holdings lost control and deconsolidated Navios Containers from that date onwards. The results of operations of Navios Containers for the period consolidated under Navios Holdings have been reported as discontinued operations for the three and six month periods ended June 30, 2019.

As a result, from August 30, 2019, Navios Containers is not a controlled subsidiary of the Company and the investment in Navios Containers is accounted for under the equity method due to Navios Holdings’ significant influence over Navios Containers.

As of June 30, 2020, Navios Holdings had a 3.7% ownership interest in Navios Containers.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containerships, chartering its vessels under medium to long-term charters.

As of June 30, 2020, and following the sale of Navios Partners’ general partnership interest, referred to in Note 3, Navios Holdings owned an 18.5% interest in Navios Partners. Incentive distribution rights are held by a consolidated subsidiary of Navios Holdings.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

As of June 30, 2020, Navios Holdings owned a 30.5% interest in Navios Acquisition.

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively. Navios Europe I was engaged in the marine transportation industry through the ownership of five tanker and five containership vessels. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners had voting interests of 50%, 50% and 0%, respectively. Navios Europe I was liquidated in December 2019 (Refer to Note 9).

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively. Navios Europe II was engaged in the marine transportation industry through the ownership of seven dry bulk and seven container vessels. On April 21, 2020, Navios Europe II and the lenders agreed to fully release the liabilities under the Junior Loan II for $5,000. The structure was liquidated in June 2020 (Refer to Note 9).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Holdings’ consolidated balance sheets, statements of comprehensive (loss)/income, statements of cash flows and statements of changes in equity for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ Annual Report for the year ended December 31, 2019 filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

(b) Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics and Navios Containers (for the period consolidated from November 30, 2018 to August 30, 2019), which are 63.8% owned and 3.7% owned by Navios Holdings, respectively.

Discontinued Operations: Discontinued operations comprise the operations of a disposed component of an entity or a group of components of an entity if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The Company determined that the disposal of Navios Containers’ general partnership interest effected on August 30,

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

2019, referred to in Note 3, which resulted in loss of control and deconsolidation of Navios Containers from that date onwards, represented a strategic shift in Company’s business due to the fact that the Containers Business represented a reportable segment of the Company and has, therefore, recorded the results of its Containers Business operations as discontinued operations in the consolidated statements of comprehensive (loss)/income for the three and six month periods ended June 30, 2019.

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of shares qualifies as a sale of shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of June 30, 2020 was 18.5%); (ii) Navios Acquisition and its subsidiaries (economic interest as of June 30, 2020 was 30.5%); (iii) Navios Europe I and its subsidiaries (economic interest through liquidation in December 2019 was 47.5%); (iv) Navios Europe II and its subsidiaries (economic interest through liquidation in June 2020 was 47.5%); and (v) Navios Containers and its subsidiaries (economic interest as of November 30, 2018, date of obtaining control, and from August 30, 2019, date of loss of control and as of June 30, 2020 was 3.7%).

(c) Revenue Recognition:

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel arrives at the loading port, as applicable under the contract, and is deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Revenue from contracts of affreightment (“COA”)/voyage contracts relating to our barges are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence upon the barge’s arrival at the loading port, as applicable under the contract, and is deemed to end upon the completion of discharge under the current voyage. The percentage of transit time is based on the days traveled as of the balance sheet date divided by the total days expected for the voyage. The position of the barge at the balance sheet date is determined by the days traveled as of the balance sheet date over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity is recognized ratably over the period of the contracts.

Demurrage income represents payments made by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

The Company recognizes revenue ratably from the vessel’s/barge’s arrival at the loading port, as applicable under the contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract.

Revenues from time chartering and bareboat chartering of vessels and barges are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel or barge at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized in the period in which the variability is resolved. The allocation of such net revenue may be subject to future adjustments by the pool, however, such changes are not expected to be material.

Revenues from dry port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into silos or the stockpiles for temporary storage and then loading the ocean-going vessels. Revenues are recognized upon completion of loading the ocean-going vessels. Revenue arising from contracts that provide our customers with continuous access to port terminal storage and transshipment capacity is recognized ratably over the period of the contracts. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading as the performance obligation is met evenly over the loading period. Storage fees are assessed and recognized at the point when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean-going vessel.

Revenues from liquid port terminal consist mainly of sales of petroleum products in the Paraguayan market and revenues from liquid port operations. Revenues from liquid port terminal operations consist of an agreed flat fee per cubic meter or a fixed rate over a specific period to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then loading the trucks. Revenues that consist of an agreed flat fee per cubic meter are recognized upon completion of loading the trucks. Revenues from liquid port terminal operations that consist of a fixed rate over a specific period are recognized ratably over the storage period as the performance obligation is met evenly over time, ending when the product is loaded onto the trucks.

Additionally, revenues consist of an agreed flat fee per cubic meter to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then loading the trucks. Revenues are recognized upon completion of loading the trucks. Additionally, fees are charged for storage time in excess of contractually specified terms. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the trucks.

Expenses related to our revenue-generating contracts are recognized as incurred.

The following tables reflect the revenue earned per category for the three and six month periods ended June 30, 2020 and 2019:

	Dry Bulk Vessel Operations for the Three Month Period Ended June 30, 2020	Logistics Business for the Three Month Period Ended June 30, 2020	Total for the Three Month Period Ended June 30, 2020
COA/Voyage revenue	$2,793	$14,496	$17,289
Time chartering revenue	$35,680	$16,286	$51,966
Port terminal revenue	$—	$21,636	$21,636
Storage fees (dry port) revenue	$—	$19	$19
Dockage revenue	$—	$1,476	$1,476
Sale of products revenue	$—	$3,409	$3,409
Liquid port terminal revenue	$—	$1,271	$1,271
Other	$(171)	$232	$61

Total	$38,302	$58,825	$97,127

	Dry Bulk Vessel Operations for the Three Month Period Ended June 30, 2019	Logistics Business for the Three Month Period Ended June 30, 2019	Total for the Three Month Period Ended June 30, 2019
COA/Voyage revenue	$—	$15,364	$15,364
Time chartering revenue	$52,856	$20,661	$73,517
Port terminal revenue	$—	$19,683	$19,683
Storage fees (dry port) revenue	$—	$437	$437
Dockage revenue	$—	$1,083	$1,083
Sale of products revenue	$—	$2,097	$2,097
Liquid port terminal revenue	$—	$932	$932
Other	$44	$354	$398

Total	$52,900	$60,611	$113,511

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Dry Bulk Vessel Operations for the Six Month Period Ended June 30, 2020	Logistics Business for the Six Month Period Ended June 30, 2020	Total for the Six Month Period Ended June 30, 2020
COA/Voyage revenue	$2,793	$25,946	$28,739
Time chartering revenue	$69,705	$35,312	$105,017
Port terminal revenue	$—	$35,828	$35,828
Storage fees (dry port) revenue	$—	$2,842	$2,842
Dockage revenue	$—	$1,909	$1,909
Sale of products revenue	$—	$11,257	$11,257
Liquid port terminal revenue	$—	$2,267	$2,267
Other	$64	$287	$351

Total	$72,562	$115,648	$188,210

	Dry Bulk Vessel Operations for the Six Month Period Ended June 30, 2019	Logistics Business for the Six Month Period Ended June 30, 2019	Total for the Six Month Period Ended June 30, 2019
COA/Voyage revenue	$—	$27,793	$27,793
Time chartering revenue	$105,521	$38,615	$144,136
Port terminal revenue	$—	$36,657	$36,657
Storage fees (dry port) revenue	$—	$896	$896
Dockage revenue	$—	$1,603	$1,603
Sale of products revenue	$—	$8,156	$8,156
Liquid port terminal revenue	$—	$2,159	$2,159
Other	$61	$498	$559

Total	$105,582	$116,377	$221,959

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Administrative fee revenue from affiliates: Administrative fee revenue from affiliates consisted of fees earned on the provision of administrative services pursuant to administrative services agreements with our affiliates (Refer to Note 9). Administrative services included: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other general and administrative services. These revenues were recognized as the services were provided to affiliates. The general and administrative expenses incurred on behalf of affiliates were determined based on a combination of actual expenses incurred on behalf of the affiliates as well as a reasonable allocation of expenses that are not affiliate specific but incurred on behalf of all affiliates. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by N Shipmanagement Acquisition Corp. and related entities (“NSM” or the “Manager”).

Deferred Income and Cash Received In Advance: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned.

These amounts are recognized as revenue over the voyage or charter period.

(d) Recent Accounting Pronouncements:

Adoption of new accounting pronouncements:

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. The ASU 2020-4 was effective for the Company beginning on March 12, 2020 and the Company will apply the amendments prospectively through December 31, 2022. There was no impact to the Company’s unaudited condensed consolidated financial statements as a result of adopting this standard update. Currently, the Company has various contracts that reference LIBOR and is assessing how this standard may be applied to specific contract modifications.

In October 2018, FASB issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a VIE. For public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this ASU on January 1, 2020 did not have a material impact on the Company’s consolidated financial statements.

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The adoption of this ASU on January 1, 2020 did not have a material impact on the Company’s consolidated financial statements.

In January 2017, FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)”. This update addresses concerns expressed about the cost and complexity of the goodwill impairment test and simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. The amendments in this ASU are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendments are effective for public business entities that are SEC filers for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. The adoption of this ASU on January 1, 2020 did not have a material impact on the Company’s consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a timelier manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of Accounting Standards Codification (“ASC”) ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. In April 2019, FASB issued ASU 2019-04 “Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”. In May 2019, FASB issued ASU 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief”. The amendments in this update provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments-Credit Losses-Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments-Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement-Overall, and 825-10. In November 2019, FASB issued ASU 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)”. This update has been issued to apply changes in the effective dates for: (i) ASU 2016-13; (ii) ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (Hedging); and (iii) ASU 2016-02. This update also amends the mandatory effective date for the elimination of Step 2 from the goodwill impairment test (ASU 2017-04). In December 2019, FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. This update introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. That model replaces the probable, incurred loss model for those assets. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. The Company has assessed all the expected credit losses of its financial assets and the adoption of this ASU on January 1, 2020 did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements Pending Adoption

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), which modifies ASC 740 to simplify the accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. The amendments in ASU 2019-12 are effective for public business entities for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In August 2018, FASB issued ASU 2018-14, “Compensation-Retirement Benefits-Defined Benefit Plans (Topic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans”. This update modifies the disclosure requirements for defined benefit pension plans and other postretirement plans. ASU 2018-14 is effective for public business entities that are SEC filers beginning in the first quarter of fiscal year 2021, and earlier adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

NOTE 3: SALE OF MANAGEMENT/DECONSOLIDATION OF NAVIOS CONTAINERS

Sale of Management

In August 2019, Navios Holdings sold its ship management division, the general partnership interests in Navios Partners (except for the incentive distribution rights) and Navios Containers GP LLC (the “Transaction”) to NSM, affiliated with Company’s Chairman and Chief Executive Officer, Angeliki Frangou. The Company received aggregate consideration of $20,000 (including assumption of liabilities). (Refer to Note 9).

As a result of the Transaction the Company is a holding company owning dry bulk vessels and various investments in entities owning maritime and infrastructure assets. NSM owns all entities providing ship management services and employs all associated people. NSM owns the general partner interests in Navios Containers and Navios Partners. The Company deconsolidated Navios Containers from August 30, 2019 onwards.

The Company simultaneously entered into a secured credit facility with NSM whereby the Company agreed to repay NSM a loan of $141,795 (including post-closing adjustments). See also in Note 9 “NSM Loan”.

The difference between the carrying value of the identifiable net liabilities sold as of August 30, 2019 and the loan payable to NSM assumed by Navios Holdings, and the sale proceeds, net of expenses, resulted in a gain on sale of $9,802.

The gain on sale was calculated as follows:

Proceeds received:
Cash consideration	3,000
Less: Transaction fees	$(1,088)

1,912
Carrying value of assets and liabilities:
Net liabilities derecognized	158,795
Loan payable to NSM assumed	(141,795)
Book value of general partner interest in Navios Partners	(3,212)
Book value of Other fixed assets	(6,213)
Lease liability, net	315

7,890

Gain on sale	$9,802

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Deconsolidation of Navios Containers

Following the sale of Navios Containers’ general partnership interest effected on August 30, 2019 along with the sale of management division, referred above, Navios Holdings deconsolidated Navios Containers from that date onwards in accordance with ASC 810. As a result, since August 30, 2019, Navios Containers is not a controlled subsidiary of the Company and the investment in Navios Containers is accounted for under the equity method due to Navios Holdings’ significant influence over Navios Containers.

The difference between the carrying value of Navios Containers’ identifiable net assets and noncontrolling interest derecognized as of August 30, 2019 amounted to $57,999 and the loss from the remeasurement of Navios Holdings’ interest in Navios Containers to its fair value of $2,527 amounted to $3,742 and were included in the caption “Loss on loss of control” in the consolidated statements of comprehensive (loss)/income for the three and nine month periods ended September 30, 2019. The fair value of the 1,263,276 shares of Navios Containers owned by Navios Holdings was determined by using the closing share price of $2.00 as of that date.

Amounts recorded in respect of discontinued operations in the three and six month periods ended June 30, 2019 are as follows:

	Three Month Period Ended June 30, 2019	Six Month Period Ended June 30, 2019
Revenue	$33,678	$65,510
Time charter, voyage and port terminal expenses	(1,335)	(2,982)
Direct vessel expenses	(16,828)	(32,725)
General and administrative expenses	(2,570)	(5,064)
Depreciation and amortization	(8,514)	(17,074)
Interest expense and finance cost, net	(4,113)	(7,666)
Other expense, net	(3,373)	(3,293)

Net loss from discontinued operations	$(3,055)	$(3,294)

Less: Net loss attributable to the noncontrolling interest	$2,943	$3,174

Net loss attributable to Navios Holdings common stockholders	$(112)	$(120)

NOTE 4: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, Port Terminals and Other Fixed Assets, net	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2019	$1,809,195	$(532,681)	$1,276,514
Additions	2,209	(32,287)	(30,078)
Impairment losses	(67,511)	47,958	(19,553)
Vessel disposals	(23,078)	—	(23,078)
Write offs	(549)	77	(472)
Vessel acquisitions	96,678	(1,014)	95,664

Balance June 30, 2020	$1,816,944	$(517,947)	$1,298,997

Deposits for Vessels and Port Terminals Acquisitions

On November 21, 2019, Navios Logistics entered into a shipbuilding contract for the construction of six liquid barges for a total consideration of $17,140. Pursuant to this agreement, Navios Logistics has secured the availability of credit for up to 75% of the purchase price, and up to a five-year repayment period starting from the delivery of each vessel. The barges are expected to be delivered starting from the fourth quarter of 2020 through the first quarter of 2021. As of June 30, 2020, Navios Logistics had paid $4,400 for the construction of these barges, which are included within “Other long-term assets”. The amount included capitalized interest of $310 as of June 30, 2020.

As of June 30, 2020, Navios Logistics had paid $898 for capitalized expenses for the development of its port operations in Port Murtinho region, Brazil.

As of June 30, 2020, Navios Logistics had paid $456 for the construction of two new tanks in its liquid port terminal.

Impairment loss/ loss on sale of vessels, net

In June 2020, the Company agreed to sell to an unrelated third party the Navios Amitie, a 2005-built Panamax vessel of 75,395 dwt, for a sale price of approximately $6,887. The impairment loss amounted to $4,478 and is included in the consolidated statements of comprehensive (loss)/income under “Impairment loss/ loss on sale of vessels, net”.

In August 2020, the Company completed the sale to an unrelated third party the Navios Northern Star, a 2005-built Panamax vessel of 75,395 dwt, for a sale price of approximately $6,860. The impairment loss amounted to $4,489 and is included in the consolidated statements of comprehensive (loss)/income under “Impairment loss/ loss on sale of vessels, net”.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In May 2020, the Company completed the sale to an unrelated third party of the Navios Star, a 2002-built Panamax vessel of 76,662 dwt, for a net sale price of $6,450, paid in cash. The impairment loss of the Navios Star amounted to $5,697 (including $258 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income under “Impairment loss/ loss on sale of vessels, net”.

In January and February 2020, the Company completed the sale to unrelated third parties of the Navios Hios, a 2003-built Ultra Handymax vessel of 55,180 dwt and the Navios Kypros, a 2003-built Ultra Handymax vessel of 55,222 dwt, for approximately $16,628 in total, including insurance proceeds covering unrepaired damages plus expenses (subject to applicable deductibles and other customary limitations). The loss due to the sale of the Navios Kypros, during the six month period ended June 30, 2020, amounted to $5,551 (including $404 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income under “Impairment loss/ loss on sale of vessels, net”.

Vessel Acquisitions

In June 2020, following the liquidation of Navios Europe II, the Company acquired the Jupiter N and the Rainbow N, two 2011-built Panamax vessels of 93,062 dwt and 79,642 dwt, respectively, for an acquisition cost of $24,883 in total plus working capital adjustments.

In March 2020, the Company acquired from an unrelated third party, a previously chartered-in vessel, the Navios Corali, a 2015-built Capesize vessel of 181,249 dwt, for a total acquisition cost of $36,684, which was paid in cash.

In January 2020, the Company acquired from an unrelated third party, a previously chartered-in vessel, the Navios Canary, a 2015-built Capesize vessel of 180,528 dwt, for a total acquisition cost of $35,111, which was paid in cash.

Navios Logistics

On November 12, 2018, Navios Logistics acquired approximately 3.5 hectares of undeveloped land located in the Port Murtinho region, Brazil. Navios Logistics plans to develop this land for its port operations. As of June 30, 2020, Navios Logistics had paid $1,155 for the land acquisition.

In February 2017, two self-propelled barges of Navios Logistics’ fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. Sale price will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option at no cost at the end of the lease period.

NOTE 5: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets	June 30, 2020	December 31, 2019
Acquisition cost	$178,642	$178,642
Accumulated amortization	(77,275)	(74,488)

Total Intangible assets net book value	$101,367	$104,154

Amortization expense, net for the three month periods ended June 30, 2020 and 2019 amounted to $1,394 and $1,395, respectively, and for the six month periods ended June 30, 2020 and 2019 amounted to $2,787 and $2,780, respectively.

The remaining aggregate amortization of acquired intangibles as of June 30, 2020 will be as follows:

Period
Year One	$5,581
Year Two	5,581
Year Three	5,581
Year Four	5,588
Year Five	5,581
Thereafter	73,455

Total	$101,367

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 6: BORROWINGS

Borrowings, as of June 30, 2020 and December 31, 2019, consisted of the following:

Facility	June 30, 2020	December 31, 2019
Secured credit facilities	$108,160	$119,629
2022 Senior Secured Notes	305,000	305,000
2022 Notes	476,822	497,604
2024 Notes	8,626	8,626
NSM Loan (incl. accrued interest $835 and $2,163, respectively)	97,710	130,538
$50.0 million NSM Loan (incl. accrued interest $14)	31,514	—
Sale and Leaseback Agreements	65,705	—
2022 Logistics Senior Notes	375,000	375,000
Navios Logistics other long-term loans and notes payable	138,946	145,359

Total borrowings	1,607,483	1,581,756

Less: current portion, net	(69,732)	(50,110)
Less: deferred finance costs, net	(15,702)	(18,509)

Total long-term borrowings	$1,522,049	$1,513,137

Secured Credit Facilities

As of June 30, 2020, the Company had secured credit facilities with various banks with a total outstanding balance of $108,160. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 2.75% to 3.25% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from June 2021 to November 2022. See also the maturity table included below.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2022 Senior Secured Notes (as defined herein), the 2022 Notes (as defined herein) and the 2024 Notes (as defined herein). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on charter-free valuations, ranging from over 120% to 135%, (ii) minimum liquidity up to a maximum of $30,000, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been amended for a specific period to increase the covenant levels for the applicable net total debt divided by total assets maintenance covenants, as defined in each senior secured credit facility, to a maximum of 90%.

As of June 30, 2020, the Company was in compliance with all of the covenants under each of its credit facilities.

2022 Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305,000 of 11.25% Senior Notes due 2022 (the “2022 Senior Secured Notes”), at a price of 97%.

The 2022 Senior Secured Notes are secured by a first priority lien on certain capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios GP L.L.C., Navios Maritime Acquisition Corporation, Navios South American Logistics Inc. and Navios Maritime Containers, as well as by the vessel Navios Azimuth. The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios Logistics.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes.

The Co-Issuers have the option to redeem the 2022 Senior Secured Notes in whole or in part, at any time at par.

Upon occurrence of certain change of control events, the holders of the 2022 Senior Secured Notes may require the Co-Issuers to repurchase some or all of the 2022 Senior Secured Notes at 101% of their face amount. The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Senior Secured Notes includes customary events of default. The Co-Issuers were in compliance with the covenants as of June 30, 2020.

2022 Notes

On November 29, 2013, the Co-Issuers completed the sale of $650,000 of 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). During 2018, the Company repurchased $35,661 in par value of the 2022 Notes for cash consideration of $28,796. During 2019, Navios Logistics repurchased $35,500 in par value of the 2022 Notes in open market transactions for cash consideration of $17,642. During 2019, the Company repurchased $81,235 in par value of the 2022 Notes for cash consideration of $50,683. During the three month period ended June 30, 2020, there were no repurchases. During the six month period ended June 30, 2020, the Company repurchased $20,782 in par value of the 2022 Notes, for cash consideration of $9,443 resulting in a gain on bond extinguishment of $11,204, net of deferred fees written-off. During the three and six month periods ended June 30, 2019, gain on bond extinguishment amounted to $5,712 and $21,374, respectively, net of deferred fees written-off. (Refer to Note 9, “Secured credit facility with Navios Logistics”).

The 2022 Notes are senior obligations of the Co- Issuers and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. In June 2017, Navios Ionian and Navios Horizon were released from the 2022 Notes and replaced by the Navios Galileo. In March 2018, Navios Herakles was released from the 2022 Notes and replaced by the Navios Equator Prosper. In July 2018, Navios Achilles was released from the 2022 Notes and replaced by the Navios Primavera. In December 2018 and in March 2019, Navios Magellan and Navios Meridian, respectively, were released from the 2022 Notes and the total proceeds of $14,000 were restricted in an escrow account and considered as a cash collateral. In May 2019 and June 2019, Navios Equator Prosper, Navios Vector and the cash collaterals in escrow accounts were released from the 2022 Notes and replaced by the N Bonanza and N Amalthia and the total proceeds of $7,410 were restricted in an escrow account and considered as cash collateral. In July 2019 and August 2019, Navios Arc and Navios Mercator, respectively, were released from the 2022 Notes. In August 2019, the cash collateral in escrow accounts were released from the 2022 Notes and replaced by Navios Victory. In September 2019, Navios Primavera was released from the 2022 Notes and the total proceeds of $10,129 were restricted in escrow accounts and considered as cash collateral. In November 2019, Navios Victory and the cash collateral in escrow accounts were released and replaced by the Navios Northern Star, Navios Taurus and Navios Serenity. In the first half of 2020, Navios Hios, Navios Kypros and Navios Star were released from the 2022 Notes and were replaced by Navios Amitie, Jupiter N and $358 of cash collateral retained as trust monies in an escrow account. In August 2020 and September 2020, the Navios Northern Star and the Navios Amitie were released from the 2022 Notes and were replaced by $15,251 of cash collateral retained as trust monies in an escrow account. Currently, the 2022 Notes are secured by 17 drybulk vessels and $15,609 of cash collateral retained as trust monies in an escrow account. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries, other than Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C.

The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the Co-Issuers have the option to redeem the 2022 Notes in whole or in part at par.

Upon occurrence of certain change of control events, the holders of the 2022 Notes may require the Co-Issuers to repurchase some or all of the 2022 Notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Notes includes customary events of default. The Co-Issuers were in compliance with the covenants as of June 30, 2020.

2024 Notes

On March 21, 2019, Navios Holdings issued $4,747 of 9.75% Senior Notes due 2024 (the “2024 Notes”) as an exchange for a total of 10,930 Series H shares which were validly tendered as of that date (Refer to Note 10).

On April 21, 2019, Navios Holdings issued $3,879 of the 2024 Notes as an exchange for a total of 8,841 Series G shares which were validly tendered as of that date. (Refer to Note 10).

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The 2024 Notes are Navios Holdings’ senior unsecured general obligations and rank senior in right of payment to any of Navios Holding’s existing and future debt that expressly provides that it is subordinated to the 2024 Notes, pari passu in right of payment with all of Navios Holding’s existing and future senior obligations, structurally subordinated in right of payment to the obligations of Navios Holding’s subsidiaries, and effectively subordinated in right of payment to any existing and future obligations of Navios Holdings that are secured by property or assets that do not secure the 2024 Notes, including the 2022 Senior Secured Notes and the 2022 Notes, to the extent of the value of any such property and assets securing such other obligations. The 2024 Notes are not guaranteed by any of Navios Holdings’ subsidiaries.

The indenture governing the 2024 Notes does not contain restrictive covenants but does include customary events of default.

Navios Holdings has the option to redeem the 2024 Notes, in whole or in part, at any time, at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued interest.

NSM Loan

On August 29, 2019, Navios Holdings entered into a secured loan agreement of $141,795 (including post-closing adjustments) with Navios Shipmanagement Holdings Corporation (“NSM Loan”). As of June 30, 2020, the total outstanding balance of this facility amounted to $97,710, including $835 of accrued interest. Please see also Note 9.

$50.0 million NSM Loan

In June 2020, Navios Holdings entered into a secured loan agreement with Navios Shipmanagement Holdings Corporation (“$50.0 million NSM Loan”) for a loan of up to $50,000 to be used for general corporate purposes. As of June 30, 2020, the total outstanding balance of this facility amounted to $31,514, including $14 of accrued interest. Please see also Note 9.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) issued $375,000 in aggregate principal amount of 2022 Logistics Senior Notes due on May 1, 2022 (the “2022 Logistics Senior Notes”), at a fixed rate of 7.25%. The 2022 Logistics Senior Notes were redeemed in full on July 16, 2020 at 100% of their face amount, plus accrued and unpaid interest to the redemption date with the proceeds of the Logistics Co-Issuer’s $500,000 10.750% Senior Secured Notes due 2025 (the “2025 Logistics Senior Notes”). See Note 16.

The Logistics Co-Issuers were in compliance with the covenants as of June 30, 2020.

Sale and Leaseback Agreements

In the first quarter of 2020, the Company entered into two sale and leaseback agreements of $68,000 in total, with unrelated third parties for the Navios Canary and the Navios Corali (the “Sale and Leaseback Agreements”). Navios Holdings has no purchase obligation to acquire the vessels at the end of the lease term, however, it is reasonably certain that respective purchase options will be exercised and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the Sale and Leaseback Agreements as a financial liability.

The Sale and Leaseback Agreements are repayable by 144 consecutive monthly payments of approximately $224 and $238 each, commencing as of January 2020 and March 2020, respectively. As of June 30, 2020, the outstanding balance under the Sale and Leaseback Agreements of the Navios Canary and Navios Corali was $65,705 in total. The agreements mature in the fourth quarter of 2031 and first quarter of 2032, respectively, with a balloon payment of $750 per vessel on the last repayment date.

The Sale and Leaseback Agreements have no financial covenants.

Navios Logistics

On February 14, 2020, Navios Logistics agreed to the terms of a $25,000 loan facility (the “New BBVA Facility”) with BBVA, which was drawn on July 8, 2020. The New BBVA Facility was used to repay the existing loan facility with BBVA, which as of June 30, 2020 had an outstanding amount of $11,375, and for general corporate purposes. The New BBVA Facility bears interest at a rate of LIBOR (180 days) plus 325 basis points, is repayable in equal quarterly installments with final maturity on March 31, 2022 and is secured by assignments of certain receivables.

As of June 30, 2020, Navios Logistics had long-term loans and notes payable, including the Term Loan B Facility and the BBVA Facility, with a total outstanding balance of $138,946. The purpose of the facilities was to finance the construction of its dry port terminal, the acquisition of vessels, or for general corporate purposes. The facilities are mainly denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 3.15% to 4.75% per annum. The facilities are repayable in installments and have maturities ranging from August 2020 to November 2024. See also the maturity table included below.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

During the six month period ended June 30, 2020, the Company in relation to its secured credit facilities paid, $14,555 related to scheduled repayment installments and $5,556 related to the prepayment of one of Navios Holdings’ credit facilities. During the six month period ended June 30, 2020, the proceeds from the Sale and Leaseback Agreements for Navios Holdings were $66,862, net of deferred finance fees.

The annualized weighted average interest rates of the Company’s total borrowings for the three and six month periods ended June 30, 2020 were 7.48% and 7.50%, respectively. The annualized weighted average interest rates of the Company’s total borrowings for the three and six month periods ended June 30, 2019 were 7.72% and 7.73%, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of June 30, 2020, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities. The table below does not give effect to the repayment of the 2022 Logistics Senior Notes and Navios Logistics’ Term Loan B Facility with the proceeds of the 2025 Senior Secured Notes in July 2020.

Payment due by period
June 30, 2021 (incl. total accrued interest $849 of NSM Loan & $50.0 million NSM Loan )	$71,407
June 30, 2022	1,050,220
June 30, 2023	381,781
June 30, 2024	46,268
June 30, 2025	19,811
June 30, 2026 and thereafter	37,996

Total	$1,607,483

NOTE 7: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs. The 2022 Notes, the 2022 Logistics Senior Notes, the 2022 Senior Secured Notes and one Navios Logistics’ loan are fixed rate borrowings and their fair value was determined based on quoted market prices.

Loan receivable from affiliate companies: The carrying amount of the floating rate loan approximates its fair value.

Loan payable to affiliate companies: The carrying amount of the fixed rate loan approximates its fair value.

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the consolidated balance sheets represents unrealized gains and losses on these securities, which are reflected in the consolidated statements of comprehensive (loss)/income.

Long-term receivable from affiliate companies: The carrying amount of long-term receivable from affiliate companies approximates their fair value.

Long-term payable to affiliate companies: The carrying amount of long-term payable to affiliate companies approximates their fair value.

The estimated fair values of the Company’s financial instruments are as follows:

	June 30, 2020		December 31, 2019
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$54,014	$54,014	$77,991	$77,991
Restricted cash	$1,058	$1,058	$736	$736
Investments in available-for-sale-securities	$153	$153	$189	$189
Loan receivable from affiliate companies	$—	$—	$24,495	$24,495
Long-term receivable from affiliate companies	$—	$—	$5,328	$5,328
Senior and ship mortgage notes, net	$(1,152,942)	$(780,814)	$(1,170,679)	$(875,228)
Long-term debt, including current portion	$(309,615)	$(312,667)	$(262,030)	$(264,498)
Loan payable to affiliate companies, including current portion	$(129,224)	$(129,224)	$(130,538)	$(130,538)
Long-term payable to affiliate companies	$—	$—	$(5,000)	$(5,000)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The following table sets forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of June 30, 2020
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$153	$153	$—	$—

Total	$153	$153	$—	$—

	Fair Value Measurements as of December 31, 2019
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$189	$189	$—	$—

Total	$189	$189	$—	$—

The Company’s assets measured at fair value on a non-recurring basis were:

	Fair Value Measurements as of June 30, 2020
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Vessels, port terminals and other fixed assets, net	$13,747	$13,747	$—	$—

Total	$13,747	$13,747	$—	$—

The Company recorded an impairment loss of $8,967 during the three month period ended June 30, 2020 for two of its vessels, thus reducing vessels’ net book value to $13,747, as at June 30, 2020.

	Fair Value Measurements as of December 31, 2019
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Vessels, port terminals and other fixed assets, net	$62,397	$7,497	$54,900	$—
Operating lease assets	$89,945	$—	$89,945	$—

Total	$152,342	$7,497	$144,845	$—

The Company recorded an impairment loss of $92,013 during the year ended December 31, 2019 for three of its vessels, thus reducing vessels’ net book value to $62,397, as at December 31, 2019.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Company recorded an impairment loss of $38,636 during the year ended December 31, 2019 for certain of its chartered in vessels, thus reducing operating lease assets’ value to $89,945, as at December 31, 2019.

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at June 30, 2020
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$54,014	$54,014	$—	$—
Restricted cash	$1,058	$1,058	$—	$—
Investments in available-for-sale-securities	$153	$153	$—	$—
Senior and ship mortgage notes	$(780,814)	$(772,188)	$(8,626)	$—
Long-term debt, including current portion(1)	$(312,667)	$—	$(312,667)	$—
Loan payable to affiliate companies, including current portion(2)	$(129,224)	$—	$(129,224)	$—

	Fair Value Measurements at December 31, 2019
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$77,991	$77,991	$—	$—
Restricted cash	$736	$736	$—	$—
Investments in available-for-sale-securities	$189	$189	$—	$—
Loan receivable from affiliate companies(2)	$24,495	$—	$24,495	$—
Long-term receivable from affiliate company(2)	$5,328	$—	$5,328	$—
Senior and ship mortgage notes	$(875,228)	$(866,602)	$(8,626)	$—
Long-term debt, including current portion(1)	$(264,498)	$—	$(264,498)	$—
Loan payable to affiliate companies, including current portion(2)	$(130,538)	$—	$(130,538)	$—
Long-term payable to affiliate companies(2)	$(5,000)	$—	$(5,000)	$—

(1)

The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.

(2)

The fair value of the Company’s loan receivable from/payable to affiliate companies and long-term receivable from/payable to affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 8: COMMITMENTS AND CONTINGENCIES

As of June 30, 2020, the Company was contingently liable for letters of guarantee and letters of credit amounting to $10 (December 31, 2019: $10) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In December 2017, Navios Holdings agreed to charter-in, under a ten-year bareboat contract, from an unrelated third party the Navios Galaxy II, a newbuilding bulk carrier vessel of 81,789 dwt. On March 30, 2020, Navios Holdings took delivery of the Navios Galaxy II. As of June 30, 2020, the total amount of $6,704, including deposits of $5,410 representing the option to acquire this vessel, expenses and interest, is presented under the caption “Other long-term assets”.

In January 2018, Navios Holdings agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party the Navios Herakles I and the Navios Uranus, two newbuilding bulk carriers of 82,036 dwt and 81,516 dwt, respectively. On August 28, 2019 Navios Holdings took delivery of the Navios Herakles I. On November 28, 2019 Navios Holdings took delivery of the Navios Uranus. As of June 30, 2020, the total amount of $14,070, including deposits of $11,140, representing the option to acquire these vessels, expenses and interest, is presented under the caption “Other long-term assets”.

In April 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Felicity I, a newbuilding bulk carrier of 81,946 dwt. On January 17, 2020, Navios Holdings took delivery of the Navios Felicity I. As of June 30, 2020, the total amount of $7,193, including deposits of $5,590, representing the option to acquire this vessel, expenses and interest, is presented under the caption “Other long-term assets”.

Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Magellan II, a newbuilding bulk carrier of 82,037 dwt. On May 15, 2020, Navios Holdings took delivery of the Navios Magellan II. As of June 30, 2020, the total amount of $7,506, including deposits of $5,820, representing the option to acquire this vessel, expenses and interest, is presented under the caption “Other long-term assets”.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2021.

On July 22, 2016, Navios Logistics guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by Navios Logistics) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

NOTE 9: TRANSACTIONS WITH RELATED PARTIES

Sale of Management: In August 2019, Navios Holdings sold its ship management division, the general partnership interests in Navios Partners (except for the incentive distribution rights) and Navios Containers GP LLC to NSM, affiliated with Company’s Chairman and Chief Executive Officer, Angeliki Frangou. The Company received aggregate consideration of $20,000 (including assumption of liabilities) and five-year service agreements under which NSM provides technical and commercial management services at a fixed rate of $3.7 per day per vessel until August 2021 which will increase thereafter by 3% annually, unless otherwise agreed, and administrative services, reimbursed at allocable cost. As a result of the Transaction the Company, is a holding company owning dry bulk vessels and various investments in entities owning maritime and infrastructure assets. NSM owns all entities providing ship management services and employs all associated people. NSM owns the general partner interests in Navios Containers and Navios Partners. The Company simultaneously entered into a secured credit facility with NSM whereby the Company agreed to repay NSM a loan of $141,795. See also “NSM Loan” below.

Office rent: The Company had entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria, Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria and Infraco Limited, all of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provided for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, Navios Holdings has no office lease obligations.

Management fees: Prior to the sale of the management division effected on August 30, 2019, Navios Holdings provided commercial and technical management services to the owned vessels of Navios Partners, Navios Acquisition and Navios Containers for certain contracted daily fixed fees under the existing management agreements. Drydocking and special survey expenses were reimbursed at cost. In addition, Navios Holdings provided commercial and technical management services to Navios Europe I’s and Navios Europe II’s owned vessels which under the management agreements in place were reimbursed at cost. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by NSM. For the three and six

NAVIOS MARITIME HOLDINGS INC.

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CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

month periods ended June 30, 2019, certain extraordinary fees and costs related to regulatory requirements under the management agreements in place amounted to $3,780 and $7,770, respectively, and are presented under the caption “Other (expense)/income, net”. Total management fees for the three and six month periods ended June 30, 2019 amounted to $54,080 and $109,805, respectively, and are presented net under the caption “Direct vessel expenses”.

Following the sale of the management division effected on August 30, 2019, outlined in Note 3 and pursuant to a management agreement dated August 29, 2019 (the “Management Agreement”), NSM provides commercial and technical management services to Navios Holdings’ vessels. The term of this agreement is for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by NSM is a daily fee of $3.7 per day per owned vessel. This rate is fixed until August 2021 and will increase thereafter by 3% annually, unless otherwise agreed. The fee for the ship management services provided by NSM is a daily fee of $0.03 per day per chartered-in vessel. Drydocking expenses under this agreement will be reimbursed by Navios Holdings at cost. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Management Agreement is terminated on or before August 29, 2024. Total management fees for the three month periods ended June 30, 2020 and 2019 amounted to $11,537 and $0, respectively and are presented under the caption “Direct vessel expenses”. Total management fees for the six month periods ended June 30, 2020 and 2019 amounted to $22,525 and $0, respectively and are presented under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. As of June 30, 2020, Navios Partners has submitted one claim under this agreement to the Company. As of June 30, 2020 and December 31, 2019, the outstanding balance of the claim was $10,000. The final settlement of the amount due will be made at specific dates, in accordance with a signed letter of agreement between the parties.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provided administrative services to Navios Partners, Navios Acquisition, Navios Containers, Navios Europe I and Navios Europe II. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by NSM. Total general and administrative fees for the three and six month periods ended June 30, 2019 amounted to $6,318 and $12,782 million, respectively.

Navios Holdings provided administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021 pursuant to its existing terms. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by NSM. Total general and administrative fees for the three and six month periods ended June 30, 2020 amounted to $286 and $572, respectively ($286 and $572 for the three and six month periods ended June 30, 2019, respectively, and have been eliminated upon consolidation).

Following the sale of the management division effected on August 30, 2019, outlined in Note 3 and pursuant to an administrative services agreement dated August 29, 2019 (“Administrative Services Agreement”), NSM provides administrative services to Navios Holdings. NSM is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Administrative Services Agreement is terminated on or before August 29, 2024. Total general and administrative expenses attributable to this agreement for the three month periods ended June 30, 2020 and 2019 amounted to $2,377 and $0, respectively. Total general and administrative expenses attributable to this agreement for the six month periods ended June 30, 2020 and 2019 amounted to $4,639 and $0, respectively.

Balance due to/from affiliates (excluding Navios Europe I and Navios Europe II): Balance due to NSM as of June 30, 2020 amounted to $24,944 (December 31, 2019: $3,975 due from NSM). Balance due to Navios Partners as of June 30, 2020 amounted to $10,000 (December 31, 2019: $10,000) in relation to the Navios Partners Guarantee. Balance due from Navios Acquisition as of June 30, 2020 amounted to $1,460 and related to declared dividend (December 31, 2019: $1,460). As of June 30, 2020 the balance mainly consisted of management fees, payments to NSM in accordance with the Management Agreement and other amounts in connection with dry-dock, ballast water treatment system and special survey of our vessels. An amount of $8,924 accrued under the Management Agreement is included under the caption “Accrued expenses and other liabilities”.

Omnibus agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliates to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of June 30, 2020, Navios Holdings had not exercised any part of that option.

Sale of vessels and sale of rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognized the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and deferred recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain was amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain was accelerated in the event that (i) the vessel was subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners was reduced. In connection with the public offerings of common units by Navios Partners and the sale of Navios Partners general partnership interest effected on August 30, 2019, referred in Note 3, a pro rata portion of the deferred gain was released to income upon dilution of the Company’s ownership interest in Navios Partners. As of January 1, 2020, the unamortized deferred gain of $6,285 was recorded as other adjustments within retained earnings. For the three month periods ended June 30, 2020 and 2019, Navios Holdings recognized $0 and $328, respectively, of the deferred gain in “Equity in net earnings/(losses) of affiliated companies” and for the six month periods ended June 30, 2020 and 2019, Navios Holdings recognized $0 and $656, respectively, of the deferred gain in “Equity in net earnings/(losses) of affiliated companies”.

Balance due from Navios Europe I: Following the liquidation, the balance due from Navios Europe I amounted to $0. As a result of this liquidation, Navios Holdings received the outstanding receivable of $13,420, in December 2019.

The Navios Revolving Loans I and the Navios Term Loans I earned interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis. There were no covenant requirements or stated maturity dates.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners had made available to Navios Europe II revolving loans of up to $43,500 to fund the Navios Revolving Loans II. In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000 (see Note 14).

On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the Junior Loan II for $5,000. Navios Europe II owned seven container vessels and seven drybulk vessels.

On May 14, 2020, an agreement was reached to liquidate Navios Europe II before its original expiration date. The transaction was completed on June 29, 2020.

As a result of this liquidation, Navios Holdings received the total outstanding balance due from Navios Europe II, representing the Navios Revolving Loans II, the Navios Term Loans II and accrued interest thereof directly owed to Navios Holdings, previously presented under the captions “Due from affiliate companies” and “Loans receivable from affiliate companies” and acquired two Panamax vessels of Navios Europe II (see Note 4).

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Following the Liquidation of Navios Europe II, the balance due from Navios Europe II as of June 30, 2020 was $0. As of December 31, 2019, Navios Holdings’ balance due from Navios Europe II, amounted to $20,712, which included the net current receivable amount mainly consisting of $13,154 of accrued interest income earned under the Navios Revolving Loans II (as defined in Note 14) and the net non-current amount receivable of $7,558 related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 14). The outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $16,938 as of December 31, 2019, under the caption “Loan receivable from affiliate companies”.

The Navios Revolving Loans II and the Navios Term Loans II earned interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and were repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There were no covenant requirements or stated maturity dates.

The decline in the fair value of the investment during the first quarter of 2020 was considered as other-than-temporary and, therefore, a loss of $6,050 was recognized and included in the accompanying condensed consolidated statements of comprehensive (loss)/income for the six month period ended June 30, 2020, as “Impairment of loan receivable from affiliated company”. The fair value was determined based on the liquidation value of Navios Europe II, including the individual fair values assigned to the assets and liabilities of Navios Europe II.

Secured credit facility with Navios Logistics: On April 25, 2019, Navios Holdings entered into a secured credit facility of $50,000 with Navios Logistics to be used for general corporate purposes, including the repurchase of 2022 Notes. This credit facility is secured by (i) any 2022 Notes purchased by Navios Holdings with these funds and (ii) equity interests in five subsidiaries of the Company that have entered into certain bareboat contracts. The credit facility was available in multiple drawings, included an arrangement fee of $500, a fixed interest rate of 12.75% for the first year and a fixed interest rate of 14.75% for the second year, payable annually. The secured credit facility includes negative covenants substantially similar to the 2022 Notes and customary events of default. In December 2019, Navios Holdings and Navios Logistics agreed to increase the amount by $20,000 and amended the interest rate of the whole facility to 12.75% or 10.0% if certain conditions are met. Following the satisfaction of those conditions in July 2020, the credit facility matures in December 2024 and the interest rate is 10.0%. As of June 30, 2020, the amount of $70,000 was drawn under this facility of which $18,726 was used to acquire the 2022 Notes from Navios Logistics and the remaining amount was used to repurchase 2022 Notes.

On June 25, 2020, Navios Holdings and Navios Logistics amended the secured credit facility with Navios Logistics to allow a portion of the total interest payable to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Navios Logistics and paid Navios Logistics $2,308 in satisfaction of the interest payable in respect of this facility.

NSM Loan: On August 29, 2019, Navios Holdings entered into a secured credit facility of $141,795 (including post-closing adjustments) with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM. In general, the amount owed reflects the excess of (i) the liabilities of the ship management business (including liabilities for advances previously made by affiliates to the Company for ongoing operating costs, including technical management services, supplies, dry-docking and related expenses) other than liabilities the assumption of which forms part of the consideration for the Transaction over (ii) the short term assets of the ship management business. The Company’s obligations under the NSM Loan are guaranteed by substantially the same subsidiaries that guarantee the 2022 Notes and secured by assets of the Company that do not secure the Ship Mortgage Notes or the Company’s 11.25% Senior Secured Notes due 2022. The credit facility is repayable over a five-year period; of the initial amount, $47,000 was repayable in 2020 in equal quarterly installments, with the remaining principal repayment in equal quarterly installments over the following 48 months. In certain cases, principal payments can be deferred provided that no more than $20,000 of deferral may be outstanding during the first or second year and $10,000 outstanding in the third year. The loan agreement provides for interest at 5% annually, and 7% annually for deferred principal amounts. During December 2019, Navios Holdings repaid the amount of $13,420 under the terms of this facility. During June 2020, Navios Holdings repaid the amount of $31,500 under the terms of this facility.

As of June 30, 2020, the outstanding balance was $96,875 (December 31, 2019: $128,375) and the accrued interest was $835 (December 31, 2019: $2,163). Of the outstanding amount and accrued interest, $5,820 is included in “Current portion of loan payable to affiliate companies”. The outstanding balance was further decreased to $78,375 as of August 14, 2020.

$50.0 million NSM Loan: In June 2020, the Company entered into a secured loan agreement with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM for a loan of up to $50,000 to be used for general corporate purposes. The terms and conditions of the secured loan agreement were approved by a Special Committee of the Board of Directors comprised of independent directors. The loan agreement will be repayable in up to 18 equal consecutive quarterly installments. Principal payments that fall due during the first year following the initial drawdown may be deferred, at the Company’s election, in whole or in part. The loan agreement provides for interest at a rate of 5% annually (and 7% annually for deferred principal amounts). As of June 30, 2020, the outstanding balance was $31,500 (December 31, 2019: $0) and the accrued interest was $14 (December 31, 2019: $0). In August 2020, the Company drew the remaining $18,500.

The Company’s obligations under the $50.0 million NSM Loan are guaranteed by first priority security interests in a vessel, as well as pledge of certain First Priority Ship Mortgage Notes due 2022 owned by Navios Holdings and 104,069 common units in Navios Containers and second priority pledge in respect of 2022 Notes owned by Navios Holdings.

Navios Logistics’ Shareholders Agreement: On November 19, 2019, Navios Holdings entered into a shareholder agreement with Peers Business Inc. granting certain protections to minority shareholders in certain events.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 10: PREFERRED AND COMMON STOCK

Vested, Surrendered and Forfeited

During the three and six month periods ended June 30, 2020, 1,230 restricted shares of common stock were forfeited and 84,336 restricted stock units issued to the Company’s employees vested, respectively.

During the three and six month periods ended June 30, 2019, 0 and 59 restricted shares of common stock, were forfeited upon termination of employment, respectively.

Conversion of Preferred Stock

During the year ended December 31, 2019, 3,289 shares of convertible preferred stock were converted into 352,770 shares of common stock including 23,870 shares of common stock being unpaid dividend. The shares of convertible preferred stock were converted pursuant to their original terms, which provided that ten years after the issuance date the then-outstanding shares of preferred stock would automatically convert into a number of fully paid and non-assessable shares of common stock determined by dividing the amount of the liquidation preference ($10,000 per share) by a conversion price equal to $10.00 per share of common stock. Following the conversion of 1,980 shares, the Company cancelled the undeclared preferred dividend of the converted shares of $1,471. The cancelled undeclared dividend was converted to 14,711 shares of common stock with a fair value of $75 at the date of issuance. Following the conversion of 1,309 shares, the Company cancelled the undeclared preferred dividend of the converted shares of $916. The cancelled undeclared dividend was converted to 9,159 shares of common stock with a fair value of $41 at the date of issuance. During the three month period ended June 30, 2020 no conversion was effected. During the six month period ended June 30, 2020, 210 shares of convertible preferred stock were converted into 22,712 shares of common stock including 1,712 shares of common stock being unpaid dividend. Following the conversion of 210 shares, the Company cancelled the undeclared preferred dividend of the converted shares of $171. The cancelled undeclared dividend was converted to 1,712 shares of common stock with a fair value of $6 at the date of issuance (See also Note 13).

Issuance of Cumulative Perpetual Preferred Stock

The Company’s 2,000,000 American Depositary Shares, Series G and the 4,800,000 American Depositary Shares, Series H are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G and Series H, with a liquidation preference of $2,500 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G at a rate of 8.75% per annum and on the Series H at a rate of 8.625% per annum of the stated liquidation preference, which increased by 0.25% as of July 15, 2017 for each of Series G and Series H. The Company has accounted for these shares as equity.

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H. Total undeclared preferred dividends as of June 30, 2020 were $22,656 (net of cancelled dividends).

Series G and Series H American Depositary Shares Exchange Offer

On December 21, 2018, Navios Holdings announced that it commenced an offer to exchange cash and/or newly issued 2024 Notes for approximately 66 2/3% of each of the outstanding Series G American Depositary Shares and Series H American Depositary Shares.

As of March 21, 2019, a total of 10,930 Series H were validly tendered representing a net aggregate nominal value of approximately $26,297. Navios Holdings paid $997 for tender offer expenses, approximately $4,188 as cash consideration and issued a total of approximately $4,747 in aggregate principal amount of 2024 Notes. The difference between the carrying amount of the preferred shares redeemed and the fair value of the consideration transferred amounting to $16,365 was recorded in retained earnings. Following the completion of the offer, the Company cancelled the undeclared preferred dividend of Series H of $7,678.

As of April 18, 2019, a total of 8,841 Series G were validly tendered representing a net aggregate nominal value of approximately $21,271. Navios Holdings paid $620 for tender offer expenses, approximately $4,423 cash consideration and issued a total of approximately $3,879 principal amount of 2024 Notes. The difference between the carrying amount of the preferred shares redeemed and the fair value of the consideration transferred amounting to $12,568 was recorded in retained earnings. Following the completion of the offer, the company cancelled the undeclared preferred dividend of series G of $6,798.

Issuances to Employees, Officers and Directors

On December 18, 2019, pursuant to the stock plan approved by the Board of Directors, 16,000 shares of common stock were granted to Navios Holdings officers and directors and issued on December 18, 2019.

On February 1, 2019, pursuant to the stock plan approved by the Board of Directors, 151,515 shares of common stock were granted to Navios Holdings employees, officers and directors.

Navios Logistics’ board of directors declared a $27,500 dividend, which was paid on February 21, 2020, out of which the amount of $17,552 was paid to Navios Holdings and the amount of $9,948 to Navios Logistics’ noncontrolling shareholders.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings had outstanding as of June 30, 2020 and December 31, 2019, 13,466,174 and 13,360,356 shares of common stock, respectively, and preferred stock 23,032 (5,350 Series G and 17,682 Series H) and 23,242 (5,350 Series G, 17,682 Series H and 210 shares of convertible preferred stock) as of June 30, 2020 and December 31, 2019, respectively.

NOTE 11: OTHER INCOME, NET

During the six month periods ended June 30, 2020 and 2019, taxes other-than income taxes of Navios Logistics amounted to $2,021 and $3,955, respectively, and were included in the consolidated statement of comprehensive (loss)/income within the caption “Other (expense)/income, net”.

During the three month period ended June 30, 2020 and 2019, taxes other-than income taxes of Navios Logistics amounted to $590 and $2,107, respectively, and were included in the consolidated statement of comprehensive (loss)/income within the caption “Other (expense)/income, net”.

NOTE 12: SEGMENT INFORMATION

The Company through August 30, 2019 had three reportable segments from which it derived its revenues: Dry Bulk Vessel Operations, Logistics Business and Containers Business. The Containers Business became a reportable segment as a result of the consolidation of Navios Containers from November 30, 2018 (date of obtaining control) and ceased to be a reportable segment on August 30, 2019 (date of loss of control) (see also Note 3). Following the reclassification of the results of Navios Containers as discontinued operations (see also Note 3), the Company currently has two reportable segments from which it derives its revenues: Dry Bulk Vessel Operations and Logistics. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Dry Bulk Vessel Operations consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and pushboats as well as upriver transport facilities in the Hidrovia region.

The Company measures segment performance based on net income/ (loss) attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Dry Bulk Vessel Operations for the Three Month Period Ended June 30, 2020	Logistics Business for the Three Month Period Ended June 30, 2020	Total for the Three Month Period Ended June 30, 2020
Revenue	$38,302	$58,825	$97,127
Interest expense and finance cost, net	(22,159)	(9,259)	(31,418)
Depreciation and amortization	(10,745)	(7,267)	(18,012)
Equity in net earnings of affiliated companies	9,445	—	9,445
Net (loss)/ income attributable to Navios Holdings common stockholders	(42,918)	7,647	(35,271)
Total assets	1,500,046	615,878	2,115,924
Goodwill	56,240	104,096	160,336
Capital expenditures	(98,672)	(2,578)	(101,250)
Investment in affiliates	63,498	—	63,498
Cash and cash equivalents	20,525	33,489	54,014
Restricted cash	1,058	—	1,058
Long-term debt, net (including current and noncurrent portion)	$1,082,032	$509,749	$1,591,781

	Dry Bulk Vessel Operations for the Three Month Period Ended June 30, 2019	Logistics Business for the Three Month Period Ended June 30, 2019	Total for the Three Month Period Ended June 30, 2019
Revenue	$52,900	$60,611	$113,511
Administrative fee revenue from affiliates	6,318	—	6,318
Interest expense and finance cost, net	(20,330)	(9,833)	(30,163)
Depreciation and amortization	(13,445)	(7,310)	(20,755)
Equity in net losses of affiliated companies	(16,779)	—	(16,779)
Net (loss)/ income attributable to Navios Holdings common stockholders	(42,620)	6,189	(36,431)
Total assets	1,779,519	672,390	2,451,909
Goodwill	56,240	104,096	160,336
Capital expenditures	(6,805)	(487)	(7,292)
Investment in affiliates	72,512	—	72,512
Cash and cash equivalents	26,693	68,796	95,489
Restricted cash	9,732	—	9,732
Long-term debt, net (including current and non-current portion)	$999,347	$523,784	$1,523,131

	Dry Bulk Vessel Operations for the Six Month Period Ended June 30, 2020	Logistics Business for the Six Month Period Ended June 30, 2020	Total for the Six Month Period Ended June 30, 2020
Revenue	$72,562	$115,648	$188,210
Interest expense and finance cost, net	(44,529)	(18,532)	(63,061)
Depreciation and amortization	(21,543)	(14,545)	(36,088)
Equity in net earnings of affiliated companies	3,308	—	3,308
Net (loss)/ income attributable to Navios Holdings common stockholders	(100,690)	12,144	(88,546)
Total assets	1,500,046	615,878	2,115,924
Goodwill	56,240	104,096	160,336
Capital expenditures	(98,672)	(2,578)	(101,250)
Investment in affiliates	63,498	—	63,498
Cash and cash equivalents	20,525	33,489	54,014
Restricted cash	1,058	—	1,058
Long-term debt, net (including current and noncurrent portion)	$1,082,032	$509,749	$1,591,781

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Dry Bulk Vessel Operations for the Six Month Period Ended June 30, 2019	Logistics Business for the Six Month Period Ended June 30, 2019	Total for the Six Month Period Ended June 30, 2019
Revenue	$105,582	$116,377	$221,959
Administrative fee revenue from affiliates	12,782	—	12,782
Interest expense and finance cost, net	(41,336)	(19,671)	(61,007)
Depreciation and amortization	(27,324)	(14,656)	(41,980)
Equity in net losses of affiliated companies	(12,502)	—	(12,502)
Net (loss)/ income attributable to Navios Holdings common stockholders	(51,309)	9,574	(41,735)
Total assets	1,779,519	672,390	2,451,909
Goodwill	56,240	104,096	160,336
Capital expenditures	(13,970)	(1,222)	(15,192)
Investment in affiliates	72,512	—	72,512
Cash and cash equivalents	26,693	68,796	95,489
Restricted cash	9,732	—	9,732
Long-term debt, net (including current and non-current portion)	$999,347	$523,784	$1,523,131

NOTE 13: (LOSS)/ EARNINGS PER COMMON SHARE

(Loss)/Earnings per share is calculated by dividing net loss attributable to Navios Holdings common stockholders by the weighted average number of shares of Navios Holdings outstanding during the periods presented. Net (loss)/income attributable to Navios Holdings common stockholders is calculated by adding to (if a discount) or deducting from (if a premium) net (loss)/ income attributable to Navios Holdings common stockholders the difference between the fair value of the consideration paid upon redemption and the carrying value of the preferred stock, including the unamortized issuance costs of the preferred stock, and the amount of any undeclared dividend cancelled.

For the three month period ended June 30, 2020, 566,525 potential common shares and 0 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the three month period ended June 30, 2019, 861,158 potential common shares and 349,900 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the six month period ended June 30, 2020, 583,126 potential common shares and 3,115 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the six month period ended June 30, 2019, 834,394 potential common shares and 349,900 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Three Month Period Ended June 30, 2020	Three Month Period Ended June 30, 2019	Six Month Period Ended June 30, 2020	Six Month Period Ended June 30, 2019
Numerator:
Net loss attributable to Navios Holdings common stockholders	$(35,271)	$(36,431)	$(88,546)	$(41,735)
Less:
Declared and undeclared dividend on preferred stock and on unvested restricted shares	(1,284)	(1,957)	(2,578)	(4,506)
Plus:
Tender Offer – Redemption of preferred stock Series G and Series H including $7,714 and $15,392 of undeclared preferred dividend cancelled for three and six month periods ended June 30, 2019, respectively	—	20,241	—	44,284
Gain from eliminated dividends (preferred stock) due to conversion	—	—	166	—

Loss available to Navios Holdings common stockholders, basic and diluted	$(36,555)	$(18,147)	$(90,958)	$(1,957)

Denominator:
Denominator for basic and diluted loss per share attributable to Navios Holdings common stockholders — weighted average shares	12,901,880	12,219,750	12,882,235	12,219,817

Basic and diluted loss per share attributable to Navios Holdings common stockholders	$(2.83)	$(1.49)	$(7.06)	$(0.16)

NOTE 14: INVESTMENT IN AFFILIATES AND AVAILABLE-FOR-SALE SECURITIES

Navios Partners

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest.

On April 25, 2019, Navios Partners announced a 1-for-15 reverse stock split of its issued and outstanding shares of common units and general partners units. The reverse stock split was effective on May 21, 2019.

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50,000 of Navios Partners’ common units over a two-year period. As of June 30, 2020, Navios Partners repurchased 312,952 common units.

In February 2019, Navios Partners issued 25,396 of restricted common units to Navios Partners’ directors and/or officers. Concurrently, Navios Holdings acquired 518 common units in Navios Partners in order to maintain its 2.0% general partner interest for cash consideration of $8.

Following the sale of Navios Partners general partnership interest effected on August 30, 2019, referred in Note 3, as of June 30, 2020, Navios Holdings held a total of 2,070,216 common units representing a 18.5% interest in Navios Partners, and the investment in Navios Partners is accounted for under the equity method. Incentive distribution rights are held by Navios GP L.L.C.

As of June 30, 2020 and December 31, 2019, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $98,270 and $101,492, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of June 30, 2020 and December 31, 2019, the carrying amount of the investment in Navios Partners was $31,520 and $35,116, respectively.

Total equity method (loss)/income and amortization of deferred gain of $(1,127) and $902 were recognized in “Equity in net earnings/(losses) of affiliated companies” for the three month periods ended June 30, 2020 and 2019, respectively, and total equity method (loss)/income and amortization of deferred gain of $(2,354) and $3,153 were recognized in “Equity in net earnings/(losses) of affiliated companies” for the six month periods ended June 30, 2020 and 2019, respectively.

Dividends received during each of the three month periods ended June 30, 2020 and 2019 were $621 and $690 and for each of the six month periods ended June 30, 2020 and 2019, were $1,242 and $1,380, respectively.

As of June 30, 2020, the market value of the investment in Navios Partners was $20,102.

Navios Acquisition

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25,000 of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. Up to the expiration of the stock repurchase program in February 2020, Navios Acquisition had repurchased 735,251 shares since the program was initiated.

As of June 30, 2020 and December 31, 2019, the unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $73,605 and $79,477, respectively and is amortized through “Equity in net earnings/(losses) of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets.

As of June 30, 2020 and December 31, 2019, the carrying amount of the investment in Navios Acquisition was $29,182 and $19,894, respectively.

During the three month period ended June 30, 2019, the Company recognized an OTTI loss of $13,543 relating to its investment in Navios Acquisition and the amount was included in “Equity in net earnings/(losses) of affiliated companies”.

Total equity method income/(loss) of $10,650 and $(4,728), excluding OTTI loss, were recognized in “Equity in net earnings/(losses) of affiliated companies” for the three month periods ended June 30, 2020 and 2019, respectively.

Total equity method income/(loss) of $12,207 and $(3,262), excluding OTTI loss, were recognized in “Equity in net earnings/(losses) of affiliated companies” for the six month periods ended June 30, 2020 and 2019, respectively.

Dividends received for each of the three month periods ended June 30, 2020 and 2019 were $1,460 and $2,766, respectively, and for each of the six month periods ended June 30, 2020 and 2019 were $2,919 and $2,919, respectively.

As of June 30, 2020, the market value of the investment in Navios Acquisition was $19,801.

Navios Europe I

On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating to $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners would also make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the amount of the Navios Revolving Loans I increased by $30,000.

On an ongoing basis, Navios Europe I was required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I) according to a defined waterfall calculation.

Navios Holdings had evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I was a VIE and that it was not the party most closely associated with Navios Europe I and, accordingly, was not the primary beneficiary of Navios Europe I.

Navios Holdings had further evaluated its investment in the common stock of Navios Europe I under ASC 323 and had concluded that it had the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I had been accounted for under the equity method.

The initial amount provided for in Navios Europe I of $4,750 at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which amounted to $6,763. This difference had been amortized through “Equity in net earnings/(losses) of affiliated companies” over the remaining life of Navios Europe I.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Following the liquidation of Navios Europe I Navios Holdings received the outstanding receivable amount of $13,420, in December 2019. (Note 9).

No income was recognized in “Equity in net earnings/(losses) of affiliated companies” for the three and six month periods ended June 30, 2020 and 2019.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of a senior loan facility (the “Senior Loans II”) and loans aggregating to $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”). In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners had agreed to make available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of the Navios Revolving Loans II increased by $14,000. On April 21, 2020, Navios Europe II and the lenders agreed to fully release the liabilities under the Junior Loan II for $5,000. The structure was liquidated in June 2020.

On an ongoing basis, Navios Europe II was required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans II) according to a defined waterfall calculation.

Navios Holdings had evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II was a VIE and that it had not the party most closely associated with Navios Europe II and, accordingly, was not the primary beneficiary of Navios Europe II.

Navios Holdings had further evaluated its investment in the common stock of Navios Europe II under ASC 323 and had concluded that it had the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II had been accounted for under the equity method.

The initial amount provided for in Navios Europe II of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference had been amortized through “Equity in net earnings/(losses) of affiliated companies” over the remaining life of Navios Europe II.

As of March 31, 2020, the Company considered the decline in fair value of its investment in Navios Europe II as OTTI and therefore recognized a loss of $6,650 in the accompanying consolidated statement of comprehensive (loss)/income.

Income of $0 and $591 was recognized in “Equity in net earnings/(losses) of affiliated companies” for the three month period ended June 30, 2020 and 2019, respectively, and income of $0 and $1,151 was recognized for the six month periods ended June 30, 2020 and 2019, respectively.

Navios Containers (Consolidated from November 30, 2018 to August 30, 2019)

Navios Holdings until November 30, 2018 had evaluated its investment in the common stock of Navios Containers under ASC 323 and concluded that it had the ability to exercise significant influence over the operating and financial policies of Navios Maritime Containers Inc. and, therefore, its investment in Navios Maritime Containers Inc. was accounted for under the equity method.

Following the sale of Navios Containers general partnership interest effected on August 30, 2019, referred in Note 3, Navios Holdings evaluated its investment in the common stock of Navios Containers under ASC 323 and concluded that it had the ability to exercise significant influence over the operating and financial policies of Navios Containers and, therefore, its investment in Navios Containers is accounted for under the equity method.

Total equity method (loss)/income of $(77) and $105 was recognized in “Equity in net earnings/(losses) of affiliated companies” for the three and six month periods ended June 30, 2020, respectively.

As of June 30, 2020 and December 31, 2019, the carrying amount of the investment in Navios Containers was $2,787 and $2,682, respectively.

As of June 30, 2020, the market value of the investment in Navios Containers was $1,023.

Following the results of the significant tests performed by the Company, it was concluded that no affiliates met the significant threshold requiring summarized financial information to be presented.

Available-for-sale securities (“AFS Securities”)

During the year ended December 31, 2017, the Company received shares of Pan Ocean Co. Ltd (“STX”) as partial compensation for the claims filed under the Korean court for all unpaid amounts in respect of the employment of the Company’s vessels. The shares were recorded at fair value upon their issuance and subsequent changes in market value are recognized within consolidated statement of comprehensive (loss)/income.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The shares received from STX were accounted for under the guidance for AFS Securities. The Company has no other types of AFS Securities.

As of June 30, 2020 and December 31, 2019, the carrying amount of AFS Securities related to STX was $153 and $189, respectively and was recorded under “Other long-term assets” in the consolidated balance sheet.

For the three month periods ended June 30, 2020 and 2019, the unrealized holding earnings related to these AFS Securities included in “Other (expense)/income, net” were $5 and $19, respectively. For the six month period ended June 30, 2020, the unrealized holding losses related to these AFS Securities included in “Other (expense)/income, net” were $36. For the six month period ended June 30, 2019, the unrealized holding earnings related to these AFS Securities included in “Other (expense)/income, net” were $1.

NOTE 15: LEASES

Time charter out contracts

The Company’s contract revenues from time chartering are governed by ASC 842. Upon adoption of ASC 842, the timing and recognition of earnings from the time charter contracts to which the Company is party did not change from previous practice. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. The Company determined that all time charter contracts are considered operating leases and therefore fall under the scope of ASC 842 because: (i) the vessel is an identifiable asset; (ii) the Company does not have substantive substitution rights; and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use.

The transition guidance associated with ASC 842 allows for certain practical expedients to the lessors. The Company elected to not separate the lease and non-lease components included in the time charter revenue because (i) the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same. The daily hire rate represents the hire rate for a bare boat charter as well as the compensation for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubes. Both the lease and non-lease components are earned by passage of time.

As a result of the adoption of these standards, there was no effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of comprehensive (loss)/income.

Time charter in contracts

As of June 30, 2020, Navios Holdings had time charter-in contracts whose remaining lease terms ranged from 0.1 years to 10.0 years. Certain operating leases have optional periods. Based on management estimates and market conditions, the lease term of these leases is being assessed at each balance sheet date. Regarding leases that have not yet commenced refer to Note 8. The Company will continue to recognize the lease payments for all operating leases as charter hire expense on the consolidated statements of comprehensive (loss)/income on a straight-line basis over the lease term.

Land lease agreements

As of June 30, 2020, Navios Logistics had land lease agreements whose remaining lease terms range from 45.7 years to 46.1 years.

Office lease agreements

As of June 30, 2020, Navios Logistics had office lease agreements whose remaining lease terms ranged from 0.1 years to 3.3 years. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, Navios Holdings has no office lease obligations.

Under ASC 842, leases are classified as either finance or operating arrangements, with such classification affecting the pattern and classification of expense recognition in an entity’s income statement. For operating leases, ASC 842 requires recognition in an entity’s income statement of a single lease expense, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. Right-of-use assets represent a right to use an underlying asset for the lease term and the related lease liability represents an obligation to make lease payments pursuant to the contractual terms of the lease agreement.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The tables below present the components of the Company’s lease expense for the three and six month periods ended June 30, 2020 and 2019:

	Drybulk Vessel Operations Three Month Period Ended June 30, 2020	Logistics Business Three Month Period Ended June 30, 2020	Total
Lease expense for charter-in contracts	$24,155	$1,170	$25,325
Lease expense for land lease agreements	—	143	143
Lease expense for office lease agreements	—	144	144

Total	$24,155	$1,457	$25,612

	Drybulk Vessel Operations Three Month Period Ended June 30, 2019	Logistics Business Three Month Period Ended June 30, 2019	Total
Lease expense for charter-in contracts	$29,182	$—	$29,182
Lease expense for land lease agreements	—	135	135
Lease expense for office lease agreements	660	166	826

Total	$29,842	$301	$30,143

	Drybulk Vessel Operations Six Month Period Ended June 30, 2020	Logistics Business Six Month Period Ended June 30, 2020	Total
Lease expense for charter-in contracts	$49,771	$2,988	$52,759
Lease expense for land lease agreements	—	282	282
Lease expense for office lease agreements	—	303	303

Total	$49,771	$3,573	$53,344

	Drybulk Vessel Operations Six Month Period Ended June 30, 2019	Logistics Business Six Month Period Ended June 30, 2019	Total
Lease expense for charter-in contracts	$60,398	$—	$60,398
Lease expense for land lease agreements	—	271	271
Lease expense for office lease agreements	1,464	340	1,804

Total	$61,862	$611	$62,473

Lease expenses for charter-in contracts are included in the consolidated statement of comprehensive (loss)/income within the captions “Time charter, voyage and logistics business expenses”. Lease expenses for land lease agreements and office lease agreements are included in the consolidated statement of comprehensive (loss)/income within the captions “Time charter, voyage and logistics business expenses” and “General and administrative expenses”, respectively.

In 2020, Navios Holdings took delivery of the Navios Felicity I, the Navios Galaxy II and the Navios Magellan II under bareboat charters.

The Company entered into new lease liabilities amounting to $43,516 and $18,110 during the six month periods ended June 30, 2020 and 2019, respectively.

The table below provides the total amount of lease payments on an undiscounted basis on our chartered-in contracts and office lease agreements as of June 30, 2020:

	Charter-in vessels in operation	Land leases	Office space
June 30, 2021	$101,484	$556	$671
June 30, 2022	79,864	556	107
June 30, 2023	58,885	556	97
June 30, 2024	46,898	556	32
June 30, 2025	28,566	556	—
June 30, 2026 and thereafter	55,528	22,724	—

Total	$371,225	$25,504	$907

Operating lease liabilities, including current portion	$301,610	$7,769	$861

Discount based on incremental borrowing rate	$69,615	$17,735	$46

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of June 30, 2020, the weighted average remaining lease terms on our charter-in contracts, office lease agreements and land leases are 5.1 years, 1.8 years and 45.8 years, respectively.

NOTE 16: SUBSEQUENT EVENTS

On July 10, 2020, Navios Logistics declared and paid a $6,381 dividend in cash or in Navios Holdings shares of common stock, from which Navios Holdings received 2,414,263 shares.

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Logistics Finance issued $500,000 in aggregate principal amount of Senior Secured Notes due on July 1, 2025, at a fixed rate of 10.75%. The net proceeds from the offering of the Senior Secured Notes were used to satisfy and discharge the indenture governing the Logistics Co-Issuers’ outstanding 7.25% Senior Notes due 2022, to repay all amounts outstanding under the Logistics Co-Issuers’ Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance, if any, to be used for general corporate purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date:	September 11, 2020